UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dynavax Technologies Corporation

(Name of Subject Company)

Dynavax Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

268158201

(CUSIP Number of Class of Securities)

Ryan Spencer

Chief Executive Officer

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, California 94608

(510) 848-5100

With copies to:

Barbara L. Borden

Bill Roegge

Steven M. Przesmicki

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Dynavax Technologies Corporation, a Delaware corporation (the “Company” or “Dynavax”). The address of the Company’s principal executive offices is 2100 Powell Street, Suite 720, Emeryville, California 94608, and the telephone number of its principal executive offices is (510) 848-5100.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, $0.001 par value per share (each, a “Share” and, collectively, “Shares”). As of December 23, 2025, there were (i) 114,555,453 Shares issued and outstanding, (ii) 11,071,155 Shares subject to issuance pursuant to outstanding options to purchase Shares (each a “Company Stock Option”), (iii) 1,612,608 Shares subject to issuance pursuant to outstanding restricted stock unit awards with vesting conditioned in full or in part based on the achievement of performance goals or metrics (each such award, a “Company PSU”), at the applicable level of achievement, (iv) 4,843,639 Shares subject to issuance pursuant to outstanding restricted stock unit awards that are subject solely to time-based vesting conditions (each such award, a “Company RSU”), (v) 80,000 Shares estimated to be subject to outstanding purchase rights under the Company ESPP (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price and employee contributions continue until such purchase date at the levels in place as of December 22, 2025); and (vi) 16,195,028 Shares reserved for issuance upon the possible conversion of certain convertible senior notes due 2026 and 2030 (excluding any make-whole shares that may be issuable pursuant to the respective indentures of each such convertible senior note).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for $15.50 per Share in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated January 12, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 12, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on February 9, 2026, unless extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 23, 2025, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger

Agreement”). The consummation of the Offer is conditioned upon, among other things: (a) there being validly tendered and not validly withdrawn, prior to the expiration of the Offer, that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary” for the Offer (as such terms are defined in Section 251(h) of the DGCL)), represents at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”); (b) the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), in respect of the transactions contemplated by the Merger Agreement, having expired or been terminated, any agreement mutually entered by Parent and the Company with a Governmental Body (as defined in the Merger Agreement) to not consummate the Offer or the Merger having expired or been terminated and all other approvals, consents, clearances or expirations or terminations of waiting periods set forth in the disclosure letter to the Merger Agreement having been obtained, received or having been terminated or expired, as the case may be; (c) no judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger having been issued and remaining in effect, nor any applicable law having been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body remaining in effect and directly prohibiting or making illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer and the Merger (as defined below); (d) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary thresholds and exceptions; (e) the Company’s compliance in all material respects with its material agreements or covenants contained in the Merger Agreement; and (f) the absence of a “Material Adverse Effect” (as defined in the Merger Agreement) after December 23, 2025 that is continuing as of the expiration of the Offer. The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, the Company will cease to be publicly traded and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”). The closing of the Merger (the “Closing”) will take place as promptly as reasonably practicable following consummation of the Offer following the satisfaction or waiver of the conditions set forth in the Merger Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or on such other date as Parent and the Company may mutually agree. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the treasury of the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (ii) Shares owned by Parent, the Company or any of their respective direct or indirect wholly owned subsidiaries (other than Purchaser), (iii) Shares irrevocably accepted by Purchaser for purchase in the Offer and (iv) Shares held by holders who are entitled to demand and properly exercise and perfect their respective demands for appraisal of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable legal requirements. In addition, at the Effective Time, except as otherwise provided below, (a) each Company Stock Option to purchase Shares that is outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest (in the case of performance-based vesting Company Stock Options, assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level), be cancelled and converted into the right to receive for each Share underlying such Company Stock Option a cash amount equal to the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Stock Option (without interest and less applicable tax withholdings); (b) each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a cash amount equal to the Merger Consideration for each Share underlying such Company RSU (without interest and less applicable tax withholdings) and (c) each Company PSU that is outstanding immediately prior to the

Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a cash amount equal to the Merger Consideration for each Share underlying such Company PSU (without interest and less applicable tax withholdings) that would be issuable in settlement of such Company PSU assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level. The foregoing treatment of the Company’s outstanding equity incentive awards will not apply to 50% of the unvested Company Stock Options, Company RSUs and Company PSUs that were granted in calendar year 2025 and Company RSUs granted in 2026 (if any) (in each case, excluding any equity incentive awards granted to non-employee directors) that are outstanding immediately prior to the Effective Time (the “Converted Awards”). Instead, such Converted Awards will be cancelled and converted into cash-based awards based on the Merger Consideration (less, in the case of Company Stock Options, the applicable exercise price per Share underlying such Company Stock Option). Each such Converted Award (and the right to payments in respect thereof) will be subject to the terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding equity incentive award immediately prior to the Effective Time, except (a) in the case of such Converted Awards corresponding to equity incentive awards granted in 2025, such Converted Awards will vest and become payable on the date that is six months following the closing date of the Merger and (b) in the case of such Converted Awards corresponding to Company RSUs granted in 2026 (if any), such Converted Awards will vest and become payable on the date that is one-year following the closing date of the Merger. Vesting of each such Converted Awards will accelerate (on a prorated basis for Converted Awards corresponding to Company RSUs granted in 2026) upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, prior to the applicable vesting date.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (A) neither the Offer nor the Merger will be consummated and (B) the Company’s stockholders will not receive the Offer Price pursuant to the Offer or the Merger, as applicable.

For the reasons described below in the section titled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board,” the Company’s Board of Directors (the “Company Board”) supports the Transactions and unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Purchaser has been formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent is 46, avenue de la Grande Armée, 75017 Paris, France, and of Purchaser is 55 Corporate Drive, Bridgewater, New Jersey 08807.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the “Investor Relations” section of the Company’s website at https://investors.dynavax.com/, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the information agent engaged by Purchaser for the Offer, toll-free at (877) 750-0831. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(a) Arrangements with Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated full or partial vesting and cash settlement of outstanding Options with exercise prices per below the Merger Consideration in connection with the Merger;

•	the accelerated full or partial vesting and cash settlement of outstanding RSUs in connection with the Merger;

•	the accelerated vesting and cash settlement of outstanding PSUs in connection with the Merger at a deemed level of attainment prior to the end of the applicable performance periods;

•

the payment of 2025 annual bonuses for executive officers in December 2025 based on Dynavax’s actual performance, the determination of the vesting amount and settlement of PSUs awarded in 2023 in December 2025 based on actual performance and the acceleration of vesting and settlement in December 2025 of certain RSUS that would otherwise vest in February 2026, in each case, to mitigate the potential impact of Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) on payments to certain executive officers in connection with the Merger;

•	certain executive officers who may be impacted by the excise tax under Section 4999 of the Code may be reimbursed for such excise tax, subject to certain limitations;

•	the potential receipt of severance benefits by executive officers;

•	the entitlement to indemnification benefits in favor of directors and officers of Dynavax; and

the eligibility of our non-employee directors to receive compensation (whether in cash or equity) pursuant to the terms of our Non-Employee Director Compensation Policy through the consummation of the Merger.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of December 23, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 770,470 Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options, unvested Company RSUs and unvested Company PSUs).

The following table sets forth (A) the number of Shares beneficially owned as of December 23, 2025, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company Stock Options, unvested Company RSUs and unvested Company PSUs, and shares that may be acquired under the Company ESPP) and (B) the maximum aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price ($15.50 per Share).

Directors and Executive Officers	Number of Shares (#)	Consideration for Shares ($)
Non-Employee Directors
Scott Myers, MBA	35,004	542,562.00
Francis Cano, Ph.D.	42,663	661,276.50
Emilio Emini, Ph.D.	10,075	156,162.50
Daniel Kisner, M.D.	23,329	361,599.50
Brent MacGregor	21,829	338,349.50
Peter Paradiso, Ph.D.	24,829	384,849.50
Lauren Silvernail	10,075	156,162.50
Elaine Sun	29,865	462,907.50
Executive Officers
Ryan Spencer	379,620	5,884,110.00
Kelly MacDonald	60,203	933,146.50
David Novack	63,344	981,832.00
John L. Slebir	69,634	1,079,327.00
All executive officers and directors as a group (12 persons)

Treatment of Equity Awards

Treatment of Company Stock Options

As of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested), other than fifty percent (50%) of each such unvested Company Stock Option granted during the 2025 calendar year (excluding any such Company Stock Option granted to a non-employee director) (the “Converted Options”), will become fully vested, be cancelled, and converted into the right to receive an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the number of Shares subject to such Company Stock Option (in the case of each performance-based vesting Company Stock Option, such number of Shares subject to the Company Stock Option determined assuming attainment of the applicable performance vesting conditions at 150% of the target performance level) immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Stock Option.

As of the Effective Time, each Converted Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award, which will entitle the holder thereof to receive an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the number of Shares subject to such Converted Option as of immediately prior to the Effective Time (and for each performance-based vesting Converted Option, such number of Shares determined assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level) and (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share subject to such Converted Option. Each Converted Option (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) that applied to the corresponding Company Stock Option immediately prior to the Effective Time, except that the Converted Option will vest and become payable on the earliest of: (A) the date that is six months following the closing date of the Merger and (B) the date of the holder’s termination of service with Parent or any of its affiliates without “cause” (as defined in the Company’s 2018 Equity Incentive Plan (the “2018 Plan”)), including due to death.

The following table sets forth the approximate value of the payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming, for purposes of this calculation, that (i) each such director and executive officer does not otherwise exercise any outstanding and vested Company Stock Options between December 23, 2025 and the Effective Time, (ii) the Company Stock Options and Converted Options subject to performance-based vesting conditions are determined assuming attainment of such performance conditions at 150% of the target performance level, and (iii) Converted Options will fully vest and become payable. This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of December 23, 2025, and the consideration is based on (A) the Merger Consideration (i.e., $15.50 per Share), net of the weighted average exercise price of such individual’s unvested and vested Company Stock Options, multiplied by (B) the total number of Shares subject to such Company Stock Options or Converted Options, as applicable (in the case of performance-based vesting Company Stock Options and Converted Options, such number of Shares determined assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level)). Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options (#)	Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options (Excluding Converted Options) (#)	Consideration for Unvested Company Stock Options (Excluding Converted Options) ($)	Number of Shares Subject to Converted Options (#)	Consideration for Converted Options ($)	Total Consideration for Company Stock Options in the Merger ($)
Non-Employee Directors
Scott Myers, MBA	61,875	$243,338	28,500	$151,620	n/a	n/a	$394,958
Francis Cano, Ph.D.	117,500	$713,825	28,500	$151,620	n/a	n/a	$865,445
Emilio Emini, Ph.D.	0	$0	49,875	$147,345	n/a	n/a	$147,345
Daniel Kisner, M.D.	132,500	$871,775	28,500	$151,620	n/a	n/a	$1,023,395
Brent MacGregor	142,500	$653,825	28,500	$151,620	n/a	n/a	$805,445
Peter Paradiso, Ph.D.	136,250	$950,200	28,500	$151,620	n/a	n/a	$1,101,820
Lauren Silvernail	0	$0	49,875	$147,345	n/a	n/a	$147,345
Elaine Sun	101,250	$319,500	28,500	$151,620	n/a	n/a	$471,120
Executive Officers
Ryan Spencer	1,585,610	$9,426,986	217,890	$655,559	112,500	$316,125	$10,398,670
Kelly MacDonald	574,666	$3,093,405	65,834	$199,025	35,000	$98,350	$3,390,780
David Novack	763,721	$4,074,293	91,779	$278,742	46,500	$130,665	$4,483,700
John L. Slebir	505,889	$2,577,016	67,111	$201,974	35,000	$98,350	$2,877,340
All executive officers and directors as a group (12 persons)	4,121,761	$22,924,163	577,989	$1,937,505	364,375	$1,245,695	$26,107,363

Treatment of Company RSUs

As of the Effective Time, each Company RSU that is unvested and outstanding immediately prior to the Effective Time, other than fifty percent (50%) of each such unvested Company RSU granted during the 2025 calendar year and all of the unvested Company RSUs granted during the 2026 calendar year (the “2026 Company RSUs”), if any (excluding any such Company RSUs granted to a non-employee director) (the “Converted RSUs”), will be cancelled and converted into the right to receive an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the total number of Shares subject to such Company RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration.

As of the Effective Time, each Converted RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award, which will entitle the holder thereof to receive an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the number of Shares subject to such Converted RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration. Each Converted RSU (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture, settlement and acceleration provisions) that were applicable to the corresponding Company RSU immediately prior to the Effective Time, except that the Converted RSU will vest and become payable upon the earliest of: (A) the date that is six months following the closing date of the Merger or, in the case of Converted RSUs that correspond to 2026 Company RSUs (if any), the date that is one-year following the closing date of the Merger; and (B) the date of the holder’s termination of service with Parent or any of its affiliates without “cause” (as defined in the 2018 Plan), including due to death (but in the case of this clause B, on a prorated basis for Converted RSUs that correspond to 2026 Company RSUs).

The following table sets forth the approximate value of the payment that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company RSUs (assuming, for purposes of this calculation, that (i) no such Company RSUs vest and settle in Shares between December 23, 2025 and the Effective Time, and (ii) Converted RSUs will fully vest and become payable. This information is based on the number of Company RSUs held by the Company’s directors and executive officers as of December 23, 2025 and the consideration is based on (A) the Merger Consideration (i.e., $15.50 per Share), multiplied by (B) the total number of Shares subject to such Company RSUs).

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs (Excluding Converted RSUs) (#)	Consideration for Company RSUs (Excluding Converted RSUs) ($)	Number of Shares Subject to Converted RSUs (#)	Consideration for Converted RSUs ($)	Total Consideration for Company RSUs in the Merger ($)
Non-Employee Directors
Scott Myers, MBA	31,204	$483,662	n/a	n/a	$483,662
Francis Cano, Ph.D.	21,829	$338,350	n/a	n/a	$338,350
Emilio Emini, Ph.D.	10,075	$156,163	n/a	n/a	$156,163
Daniel Kisner, M.D.	21,829	$338,350	n/a	n/a	$338,350
Brent MacGregor	21,829	$338,350	n/a	n/a	$338,350
Peter Paradiso, Ph.D.	21,829	$338,350	n/a	n/a	$338,350
Lauren Silvernail	10,075	$156,163	n/a	n/a	$156,163
Elaine Sun	26,986	$462,908	n/a	n/a	$462,908
Executive Officers
Ryan Spencer	100,334	$1,555,169	45,334	$702,669	$2,257,839
Kelly MacDonald	29,618	$459,071	14,142	$219,193	$678,265
David Novack	41,408	$641,824	18,788	$291,214	$933,038
John L. Slebir	30,808	$477,516	14,142	$219,193	$696,710
All executive officers and directors as a group (12 persons)	343,353	$5,321,964	119,754	$1,856,179	$7,178,143

Treatment of Company PSUs

As of the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time, other than fifty percent (50%) of each unvested Company PSU granted during the 2025 calendar year (the “Converted PSUs”), will be cancelled and converted into the right to receive an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the total number of Shares subject to such Company PSU as of immediately prior to the Effective Time, as determined assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level and (ii) the Merger Consideration.

As of the Effective Time, each Converted PSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award which will entitle the holder to receive an amount in cash (without interest and less applicable tax withholdings) equal to the product of (i) the total number of Shares subject to such Converted PSU, as determined assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level and (ii) the Merger Consideration. Each Converted PSU (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting (other than performance-based vesting conditions), forfeiture, settlement and acceleration provisions) that were applicable to the corresponding Company PSU immediately prior to the Effective Time, except that the Converted PSUs will vest and become payable upon the earliest of: (A) the date that is six months following the closing date of the Merger and (B) the date of the holder’s termination of service with Parent or any of its affiliates without “cause” (as defined in the 2018 Plan), including due to death.

The table below sets forth the approximate value of the payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company PSUs (assuming, for purposes of this calculation, that (i) the Company PSUs and Converted PSUs are based on 150% of target performance, (ii) no such Company PSUs vest and settle in Shares between December 23, 2025 and the Effective Time, and (iii) Converted PSUs, as determined assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level, will fully vest and become payable. This information is based on the number of Company PSUs held by the Company’s directors and executive officers as of December 23, 2025, and the consideration is based on (A) the Merger Consideration, multiplied by (B) the total number of Shares subject to such Company PSUs or Converted PSUs, as applicable (as determined assuming attainment of the applicable performance-based vesting conditions at 150% of the target performance level) as of December 23, 2025).

Name of Executive Officer or Director	Number of Shares Subject to Company PSUs (Excluding Converted PSUs) (#)	Consideration for Company PSUs (Excluding Converted PSUs) ($)		Number of Shares Subject to Converted PSUs (#)	Consideration for Converted PSUs ($)	Total Consideration for Company PSUs in the Merger ($)
Non-Employee Directors
Scott Myers, MBA	n/a	$	n/a	—	—	$	n/a
Francis Cano, Ph.D.	n/a	$	n/a	—	—	$	n/a
Emilio Emini, Ph.D.	n/a	$	n/a	—	—	$	n/a
Daniel Kisner, M.D.	n/a	$	n/a	—	—	$	n/a
Brent MacGregor	n/a	$	n/a	—	—	$	n/a
Peter Paradiso, Ph.D.	n/a	$	n/a	—	—	$	n/a
Lauren Silvernail	n/a	$	n/a	—	—	$	n/a
Elaine Sun	n/a	$	n/a	—	—	$	n/a
Executive Officers
Ryan Spencer	349,500		$5,417,250	102,000	$1,581,000		$6,998,250
Kelly MacDonald	101,463		$1,572,677	31,818	$493,179		$2,065,856
David Novack	144,063		$2,232,977	42,273	$655,232		$2,888,208
John L. Slebir	106,818		$1,655,679	31,818	$493,179		$2,148,858
All executive officers and directors as a group (12 persons)	701,844		$10,878,582	207,909	$3,222,590		$14,101,172

Effect of the Transactions on the Company ESPP

With respect to the Company’s Amended and Restated 2014 Employee Stock Purchase Plan (the “Company ESPP”), the Merger Agreement provides that the Company ESPP and all outstanding rights thereunder will terminate as of the day immediately prior to the Effective Time, and if the Closing will occur before the end of any ongoing offering period in existence under the Company ESPP on the date of the Merger Agreement, any such offering period (and purchase period thereunder) will be shortened so that a new purchase date occurs no later than the last business day prior to the Effective Time, with any funds remaining in a participant’s account after such purchase returned to such participant. In addition, no new offering period may commence on or after the date of the Merger Agreement, no new participant may commence participation in the Company ESPP and no current participant may increase his or her rate of contribution under the Company ESPP.

Change in Control Severance Agreements

The Company has entered into an Amended and Restated Management Continuity and Severance Agreement with each of its current executive officers, as well as Mr. Janssen, who is a named executive officer (the “Management Agreements”), which provide for severance payments and benefits in connection with certain specified termination events, as described in more detail below, subject to the executive’s execution and non-revocation of a general release of claims in favor of the Company. The terms “cause,” “good reason,” and

“change of control” referred to below are defined in the executive’s respective Management Agreement. The consummation of the Merger will constitute a “change of control” under these Management Agreement.

If, during the three months prior to, upon or during the 24 months following a change of control, the executive’s employment is terminated by the Company without cause and other than due to the executive’s death or disability, or by the executive for good reason, the executive will be entitled to receive:

•	a lump-sum cash payment equal to 18 months (or 24 months for Mr. Spencer and 21 months for Mr. Novack) of the executive’s annual base salary;

•

a lump-sum cash payment equal to 150% (or 200% for Mr. Spencer and 175% for Mr. Novack) of the greater of (i) the executive’s annual target bonus for the year of such termination and (ii) the average of the executive’s actual bonus payouts for the three prior years;

•

if such termination occurs before payment of the executive’s annual bonus for the prior year, a lump-sum cash payment equal to the amount of the executive’s annual target bonus for the prior year or, to the extent already determined and greater than such annual target bonus, the amount of the executive’s actual bonus for the prior year, except if the Company Board or its compensation committee has determined before such termination that, as a result of the Company’s performance, no bonuses will be paid for the prior year to any individuals, then such amount will not be paid;

•

with respect to any equity awards granted to the executive by the Company, fully accelerated vesting of any such time-based awards and accelerated vesting at the target level of performance of any such performance-based awards, in each case to the extent outstanding and unvested on the date of such termination;

•

with respect to any stock options granted to the executive by the Company, if such stock options are assumed, continued or substituted by the acquiring entity in such change of control, an extended period of exercisability until one year following such termination (but in any event not beyond the option’s expiration date), to the extent outstanding and vested on the date of such termination; and

•

cash payments equal to the value of the applicable premiums for coverage under the Company’s health, dental and vision insurance plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for 18 months (or 24 months for Mr. Spencer and 21 months for Mr. Novack), paid either monthly on the executive’s behalf or directly to the executive in a lump sum.

Acceleration of 2025 Annual Bonuses, Company RSUs and Company PSUs

The Compensation Committee of the Company Board considered the impact of the potential Code Section 4999 excise tax on the current executive officers of the Company, as well as Mr. Janssen, who is a named executive officer, each of whom may be subject to such excise tax, and determined that the imposition of the excise tax on such individuals would result in an unintended personal tax burden that would deprive the individuals of a portion of the value of their compensatory payments in connection with the Transactions, particularly their Company equity awards, which derive their value from the Offer Price being provided to all of the Company’s stockholders. To mitigate the impact of Code Section 4999, the Company Board approved the award and accelerated payment of 2025 annual bonuses based on estimated actual performance (determined to be 130% of target for both the corporate and individual performance components), in the amounts set forth below for the current executive officers and Mr. Janssen so that payment of such bonuses will occur no later than December 31, 2025. Additionally, to mitigate the potentially adverse impact of Code Section 4999, the Company Board accelerated the vesting, effective as of December 23, 2025, of all of such individuals’ Company RSUs that would otherwise vest in 2026 and their Company PSUs granted in 2023 that by their terms would have vested based on how the Company’s total stockholder return compares to the total stockholder return of an indexed group of companies (“rTSR”) over a performance period ending on December 31, 2025, with the vesting acceleration of such Company PSUs based on achievement of the Company’s rTSR performance goal applicable to such Company PSUs over a shortened performance period ending in December 2025, and with the Company’s total stockholder return determined based on the Merger Consideration, resulting in such Company PSUs vesting at 125% of the target performance level.

Name of Person	Number of Shares subject to Company RSUs Accelerated	Consideration Payable for Company RSUs Accelerated	Number of Shares subject to Company PSUs Accelerated	Consideration Payable for Company PSUs Accelerated	2025 Annual Bonus Accelerated
Ryan Spencer	100,333	$1,555,167	156,250	$2,421,875	$838,549
Kelly MacDonald	29,618	$459,077	37,500	$581,250	$351,000
David Novack	41,408	$641,824	60,625	$939,688	$476,504
John L. Slebir	30,808	$477,522	33,750	$523,125	$355,696
Robert Janssen	23,014	$356,718	30,000	$465,000	$363,945

Make-Whole Payments

Pursuant to the Merger Agreement, the Company may provide certain “disqualified individuals” (as defined in Section 280G of the Code), including our current executive officers, as well as Mr. Janssen, who is a named executive officer, with a reimbursement for excise taxes under Section 4999 of the Code, so that on a net after-tax basis each such individual would be in the same position as if no such excise tax had applied (the “Make-Whole Payments”), subject to an aggregate cap of $10 million. No Make-Whole Payment will be made if the executive’s parachute payments (as defined within Section 280G of the Code) do not exceed 105% of the executive’s applicable safe harbor threshold under Section 280G of the Code, and any 2026 Company RSU awards (including Converted RSUs in respect thereof) received by an executive shall not be eligible for the Make-Whole Payment.

See the section titled “Item 8. Additional Information—Golden Parachute Compensation” below for an estimate of the Make-Whole Payments that may become payable to each of the Company’s named executive officers.

Non-Employee Director Compensation

Prior to the Closing, non-employee directors will remain eligible to receive cash compensation and, if the Closing has not occurred before the Company’s 2026 annual stockholders meeting, equity compensation pursuant to the terms of the Company’s Non-Employee Director Compensation Policy as adopted on December 11, 2025 (the “Non-Employee Director Compensation Policy”). Vesting of all outstanding equity awards held by the Company’s non-employee directors immediately prior to the Effective Time will accelerate in connection with the Merger, and such awards will be cancelled and converted into the right to receive, for each share subject to an outstanding equity award, the Merger Consideration (less any applicable exercise price with respect to Company Stock Options), as described above.

Indemnification of Executive Officers and Directors

Under Section 145 of the Delaware Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Company’s Restated Certificate of Incorporation (the “Charter”) and the Company’s Amended and Restated Bylaws (the “Bylaws”) include provisions which (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Delaware Law and (ii) require the registrant to indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any claim, investigation, lawsuit or proceeding to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and executive officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the registrant’s best interests or the best interests of the registrant’s stockholders, for any transaction from which the director derived an improper personal benefit, and any act related to unlawful stock repurchases, redemptions or other distribution or payments of dividends. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The Company also entered indemnification agreements with its directors and certain of executive officers to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of its directors or executive officers, provided, among other things, that such person’s conduct was not knowingly fraudulent or deliberately dishonest or constituted willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement that is filed as Exhibit (e)(14) hereto and incorporated herein by reference. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of the Company for their acts and omissions occurring prior to the Effective Time, as provided in the Company’s organizational documents and the Indemnification Agreements between the Company and such persons, will survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to such provisions under the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation, to the fullest extent permitted by applicable law, to indemnify and hold harmless each of the Company’s former and present officers and directors in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of the Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy maintained by the Company as of the date of the Merger Agreement. However, in lieu of maintaining such existing policy, the Company or Parent may purchase a six-year “tail” policy to replace the Company’s policy in effect as of the date of the Merger Agreement, subject to specified limitations as set forth in the Merger Agreement. The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter, the Bylaws and the form of Indemnification Agreement, which are filed as Exhibits (e)(1), (e)(5), (e)(6), and (e)(14) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Effect of the Merger on Employee Benefits and Compensation

The Merger Agreement provides that Parent will, and will cause the Surviving Corporation and its subsidiaries to, for a period of one year following the Effective Time (or, if shorter, during the period of employment), maintain for each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) (each, a “Continuing Employee”) during such period: (i) a base salary (or wage rate) and target annual cash incentive opportunities (expressed as a percentage of base salary) that, in each case, is no less favorable than that provided to the Continuing Employee as of immediately prior to the Effective Time, (ii) health, welfare and retirement benefits (excluding any post-employment health and welfare benefits and defined benefit pension plans) that are no less favorable, in the aggregate, than the applicable benefits maintained for and provided to the Continuing Employee as of immediately prior to the Effective Time, and (iii) severance pay and benefits that are no less favorable than those provided to the Continuing Employee by the Company or its subsidiaries as of immediately prior to the Effective Time.

In addition, the Merger Agreement provides that Parent will, and will cause the Surviving Corporation to, cause service rendered by each Continuing Employee to the Company or its subsidiaries prior to the Effective Time to be taken into account for all purposes under all employee benefit plans of Parent and the Surviving Corporation and its subsidiaries (including levels of benefits under the vacation policy), to the same extent as such service was taken into account under the corresponding Company employee benefit plans immediately prior to the Effective Time; provided such credit does not result in a duplication of benefits or to benefit accrual under any pension plan.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

For purposes of any health or welfare benefit plan, Parent will, and will cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods did not apply under the corresponding benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, copayments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) under applicable benefit plans for the plan year in which the Effective Time occurs to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding benefit plan of the Company.

If annual bonuses in respect of the Company’s 2025 fiscal year have not been paid prior to the closing date of the Merger, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, pay each

Continuing Employee a 2025 annual bonus in an amount equal to the annual bonus to which such Continuing Employee would be entitled based on the Company’s actual performance under the applicable bonus arrangements of the Company in effect as of the date of the Merger, with such bonus payments to be made no later than the second payroll date following the closing date of the Merger.

The Company is permitted prior to the Closing to implement annual cash compensation merit increases and promotion increases in the ordinary course, provided that (i) no individual will receive any increase that results in such individual’s annual cash compensation exceeding their cash compensation for 2025 by more than 10% and (ii) such increases do not increase aggregate cash compensation (compared to 2025) by more than 5%. The Company may also pay annual cash bonuses and sales compensation for the 2025 fiscal year in accordance with the terms and conditions of plans and programs in effect prior to the execution of the Merger Agreement. If these bonuses or sales compensation are not paid prior to the Closing, they will be paid on the first payroll following the Closing.

The Company is permitted prior to the Closing to adopt a plan to provide the following severance benefits to employees (excluding employees who are party to a Management Agreement or similar agreement and are eligible for more favorable treatment in the aggregate under such agreement) whose employment is terminated without cause before the first anniversary of the Closing, subject to execution of a release of claims: (i) 6 months of base salary, (ii) any unpaid amount earned under a completed performance period under the employee’s bonus plan or sales compensation plan, (iii) a pro-rata portion of the employee’s target bonus or sales compensation opportunity for the performance period in progress, (iv) payment or reimbursement of COBRA premiums for 6 months (in excess of the active employee rate), and (v) standard outplacement services (or for employees at the director, senior director, or executive director level, executive outplacement service) for 3 months. For any employees who are party to a Management Agreement or similar agreement that does not provide for more favorable treatment in the aggregate, such severance benefits will be reduced to the extent that they would result in duplication of any severance benefits under such agreement.

Upon the request of Parent that the Company terminate its 401(k) plan, the Company shall do so effective as of the day immediately preceding the Closing and following the Closing, Parent or the Surviving Corporation shall have in effect one or more defined contribution plans that qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (collectively, the “Parent 401(k) Plan”) that shall, as of the closing date of the Merger, permit participation for the Continuing Employees, credit all service that was credited under the Company 401(k) plan for purposes of the eligibility, vesting and match eligibility requirements of the Parent 401(k) Plan, provide for tax-deferred contributions pursuant to Section 401(k) of the Code and for the 90-day period following the closing date of the Merger, accept elective direct rollovers of the Continuing Employees’ accounts (including any loans) under the Company 401(k) plan.

Potential for Future Arrangements

It is possible that Company employees, including executive officers of the Company, will enter into new compensation arrangements with Parent and/or its affiliates (including, following the Merger, with the Surviving Corporation). Such arrangements may include agreements regarding future terms of employment, consulting arrangements, the right to receive equity or equity-based awards of Parent or one of its affiliates, or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.

Section 16 Matters

Prior to the date and time of Purchaser’s acceptance of payment for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations thereunder, the disposition by the

Company’s directors and officers who are subject to the reporting requirements of Section 16(a) of the Exchange Act, of Shares, Company Stock Options, Company RSUs and Company PSUs in the Transactions.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Compensation Committee will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto and take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14-10(d)(2).

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On December 23, 2025, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11— “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The assertions embodied in the representations and warranties included in the Merger Agreement were made solely for purposes of the contract among the Company, Parent and Purchaser and are subject to important qualifications and limitations agreed to by the Company, Parent and Purchaser in connection with the negotiated terms, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent or Purchaser rather than establishing matters as facts. Investors should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and this subsequent information may or may not be fully reflected in public disclosures by the Company or Parent.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

Parent and the Company entered into a Confidentiality Agreement, dated as of January 24, 2025 (the “Confidentiality Agreement”), in connection with a possible business transaction Parent and the Company subsequently entered into Amendment No. 1 to Confidentiality Agreement (the “First Confidentiality Amendment”), dated as of December 5, 2025. The Confidentiality Agreement included a customary twelve (12) month standstill provision for the benefit of the Company, and the First Confidentiality Amendment extended the standstill provision and the non-solicitation provision to expire on December 5, 2026. The standstill provision did not restrict Parent or its representatives from making confidential proposals to Dynavax’s Chief Executive Officer and included certain fallaway provisions in the event of the Company entering into a definitive agreement providing for a change of control transaction or the Company Board failing to recommend against, or recommending in favor of, a third party tender offer providing for a change of control transaction. This summary and description of the Confidentiality Agreement and the First Confidentiality Amendment is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement and the First Confidentiality Amendment. The Confidentiality Agreement and the First Confidentiality Amendment are filed as Exhibit (e)(2) and (e)(3), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Parent and the Company entered into a letter agreement, dated as of December 11, 2025 (the “Exclusivity Agreement”), pursuant to which the Company agreed to negotiate exclusively with Parent regarding an acquisition of the Company until the first to occur of: (i) 11:59 p.m. (New York time) on December 25, 2025; (ii) the execution of a definitive agreement between the parties with respect to the proposed acquisition; and/or (iii) the time at which Parent proposed either a reduction in the per share consideration set forth in its non-binding proposal submitted on December 10, 2025, or a material revision adverse to the Company to any other material terms in respect of the proposed acquisition from the terms provided to the Company in that certain Revised Non-Binding Proposal dated December 10, 2025 by and between the Company and Parent. The exclusivity agreement also provided that, in the event that execution of a definitive agreement is not likely to occur prior to 11:59 p.m. (New York time) December 25, 2025, the Company and Parent would meet to discuss in good faith the mutually agreeable extension of the exclusivity period at 12:00 p.m. (New York time) on December 23, 2025. This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

At a meeting held on December 23, 2025, the Company Board unanimously (i) determined that the entry into the Merger Agreement and the consummation of the Transactions are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and the Merger

The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement, but it does not purport to catalogue every communication or conversation of the Board, members of Dynavax management team, Dynavax’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.

The Board, together with Dynavax’s senior management, regularly evaluates Dynavax’s historical performance, current financial position, future growth prospects and long-term strategic plan. The Board has also considered various strategic opportunities available to Dynavax, as well as ways to enhance stockholder value and Dynavax’s performance and prospects, taking into account the business, competitive, political, regulatory, financing and economic environment and developments in Dynavax’s industry. These reviews have included discussions as to whether Dynavax should: (1) continue to execute on its long-term strategy as a standalone company, which in recent years has comprised seeking to maximize the commercial potential of HEPLISAV-B, Dynavax’s primary marketed product, while also advancing Dynavax’s internal vaccine pipeline and maintaining a balanced approach to capital allocation, including return of capital to Dynavax stockholders; (2) pursue various acquisitions, business combinations, partnerships, licensing transactions or other strategic transactions in order to diversify revenue, accelerate growth and enhance stockholder value; and/or (3) pursue a sale of the entire company or sales of certain assets of Dynavax. As part of this process, members of Dynavax’s senior management and the Board have engaged from time to time in business development and strategic discussions with participants in the pharmaceutical, vaccine and biotechnology industries with the goal of enhancing value for Dynavax’s stockholders.

Commencing in mid-February 2023, at the direction of the Board in connection with the Board’s regular review of Dynavax’s available strategic alternatives, representatives of Goldman Sachs, a financial advisor to Dynavax, initiated outreach to Sanofi and other leading publicly-traded pharmaceutical companies deemed by the Board, in consultation with management and representatives of Goldman Sachs to be the strategic parties most likely to be interested in a strategic transaction with Dynavax, to assess their interest in a potential acquisition of Dynavax. None of these parties expressed interest in exploring an acquisition at that time, nor did any of the parties contacted, other than Sanofi, subsequently express an interest in pursuing an acquisition of Dynavax.

In October 2023, Ryan Spencer, Dynavax’s Chief Executive Officer, met in person with the Chief Executive Officer of a publicly-traded biotechnology company (“Party A”) and during this meeting, among other topics, Mr. Spencer and the Chief Executive Officer of Party A discussed potential strategic opportunities for Dynavax and Party A, including a potential business combination of the parties. No specific financial terms were discussed.

In late March 2024, at Mr. Spencer’s request, Mr. Spencer and the Chief Executive Officer of Party A held a call to discuss the potential strategic rationale for an all-stock business combination of the parties. No specific financial terms were discussed, but the parties agreed to meet in person to discuss the potential transaction further.

On April 3, 2024, representatives of senior management of Party A, Dynavax and representatives of their respective financial advisors, including Goldman Sachs, met in person, during which each party provided the other with an overview of its business and the parties discussed the potential strategic rationale for a business combination without discussing specific financial terms.

From this time through early July 2024 when the parties paused discussions, representatives of senior management and the Chairman of the Board of each of Dynavax and Party A engaged in a series of discussions regarding a potential all-stock business combination between Dynavax and Party A, which included discussions regarding each party’s business, the potential strategic rationale for a combination, relative value based on market trading value and intrinsic value and governance issues.

To facilitate these discussions, on April 21, 2024, Dynavax and Party A entered into a mutual confidentiality agreement, which included a mutual one-year standstill provision but did not prevent either party from making a confidential proposal to the other party’s board of directors and contained a provision that would terminate the standstill if Dynavax entered into a definitive agreement with a third party for a change of control transaction or sale of all or substantially all Dynavax’s assets.

On October 2, 2024, members of Dynavax senior management gave a management presentation to members of Party A senior management. Representatives of their respective financial advisors, including Goldman Sachs, were present for this meeting.

Also in October 2024, members of Dynavax senior management met with representatives of Centerview to discuss the market environment, strategic landscape, and potential future strategic opportunities for Dynavax.

From this time through the end of 2024, Mr. Spencer and the Chief Executive Officer engaged in periodic discussions during which Party A indicated that they continued to internally assess their level of interest in a potential business combination with Dynavax.

On December 12, 2024, Mr. Spencer held a call with Sanofi’s Executive Vice President, Vaccines (“Sanofi’s EVP, Vaccines”), at Sanofi’s request. During the call, Sanofi’s EVP, Vaccines stated that Sanofi was interested in potentially exploring an acquisition of Dynavax and asked if Dynavax would be willing to engage in discussions. Mr. Spencer stated that he would discuss Sanofi’s interest with the Board.

Later on December 12, 2024, the Board held a regular meeting, which was attended by members of Dynavax senior management, during which Mr. Spencer updated the Board on Sanofi’s interest in potentially exploring an acquisition of Dynavax. Following discussion, the Board authorized Dynavax senior management to engage in further discussions with Sanofi.

Over the course of January 2025, representatives of Dynavax senior management conducted regular business development meetings with a number of potential strategic parties, including a number of leading publicly traded pharmaceutical companies. Dynavax did not expressly solicit interest in any specific strategic transaction, nor did any of these potential parties express an interest in pursuing a strategic transaction with Dynavax. Separately, Dynavax began business development outreach to potential strategic parties to assess interest in licensing the ex-US rights for its shingles program in advance of the expected receipt of data in the third quarter.

On January 14, 2025, Mr. Spencer and other members of Dynavax senior management met with Sanofi’s EVP, Vaccines, Sanofi’s Global Head of M&A, and other representatives of Sanofi at the J.P. Morgan Healthcare Conference and provided a high level overview of Dynavax’s business. Following this meeting, representatives of Sanofi indicated that Sanofi remained interested in pursuing a potential acquisition of Dynavax and requested that Dynavax provide a management presentation to Sanofi under a confidentiality agreement to address certain high priority diligence focus areas.

On January 24, 2025, Dynavax and an affiliate of Sanofi executed the Confidentiality Agreement (replacing a prior confidentiality agreement between the parties which had been executed in June 2023 to facilitate ordinary course business development discussions), which included a one-year standstill provision but did not prevent Sanofi from making a confidential proposal to the Board and contained a provision that would terminate the standstill if Dynavax entered into a definitive agreement with a third party for a change of control transaction or sale of all or substantially all Dynavax’s assets.

On January 27, 2025, members of Dynavax senior management gave a management presentation to representatives of Sanofi at Sanofi’s offices in New Jersey.

Following the meeting, representatives of Sanofi indicated that Sanofi would be presenting the potential transaction to an internal committee in early February and would have an update regarding its level of interest in pursuing an acquisition following that meeting.

Over the course of February 2025, Dynavax and Party A continued to provide respective periodic business updates to the other party with the continued primary purpose of assessing the strategic rationale for a potential business combination.

On February 11, 2025, Mr. Spencer and Sanofi’s EVP, Vaccines had a call at Sanofi’s request during which Sanofi’s EVP, Vaccines indicated that Sanofi’s internal committee had expressed support for continuing to pursue a potential acquisition of Dynavax, and that the next step would be to review the potential acquisition with the transaction committee of Sanofi’s board of directors in mid-March. Mr. Spencer indicated that Dynavax did not intend to make available further non-public due diligence information to Sanofi unless and until Sanofi submitted an acquisition proposal.

On February 19, 2025, Deep Track Capital, LP, a Delaware limited partnership (“Deep Track Capital”), representing certain of its affiliates which were as of such time stockholders of Dynavax, issued a press release with a letter to Company stockholders in which Deep Track Capital publicly announced its intent to begin a proxy contest and shared, among other things, its nomination of four candidates to the Board. Over the course of late February until June 11, 2025, Dynavax engaged in a proxy contest with Deep Track Capital which resulted in all of the nominees recommended by the Board being re-elected to the Board.

On February 27, 2025, Mr. Spencer and the Chief Executive Officer of Party A had a call at Party A’s request, during which Party A indicated that it would be submitting a proposal for an acquisition of Dynavax that would include Party A stock as consideration the following week.

On March 17, 2025, Mr. Spencer and Sanofi’s EVP, Vaccines had a call at Sanofi’s request during which Sanofi’s EVP, Vaccines indicated that Sanofi’s board of directors was supportive of pursuing an acquisition of Dynavax but the earliest Sanofi would provide an acquisition proposal was end of April, with a target deal announcement in June. Sanofi’s EVP, Vaccines also stated that Sanofi’s Chief Executive Officer, would like to meet with Mr. Spencer in May during Sanofi’s Chief Executive Officer’s scheduled trip to San Francisco.

On March 18, 2025, Mr. Spencer and the Chief Executive Officer of Party A had a call at Party A’s request, during which Party A indicated that it was reconsidering its previously contemplated proposal given recent trading dynamics. Party A did not commit to timing for presenting a proposal to Dynavax.

On April 25, 2025, Mr. Spencer and the Chief Executive Officer of Party A had a call during which Party A indicated that it was not prepared to pursue a business combination transaction with Dynavax.

On May 2, 2025, Mr. Spencer and Sanofi’s EVP, Vaccines had a call at Sanofi’s request during which Sanofi’s EVP, Vaccines stated that Sanofi remained interested in pursuing an acquisition of Dynavax, but indicated that Sanofi’s timeline for submitting an acquisition proposal was now uncertain given the current macro and biopharmaceutical industry environment and other competing strategic priorities for Sanofi.

On May 5, 2025, after discussions with the Board, Mr. Spencer and the Chief Executive Officer of Party A met at Mr. Spencer’s request, during which Mr. Spencer reviewed an illustrative framework for an acquisition of Party A by Dynavax for a combination of cash and Dynavax stock, that would result in Dynavax stockholders holding a majority of the combined company. Party A did not provide a substantive response to this framework.

On May 16, 2025, Mr. Spencer met with Sanofi’s Chief Executive Officer, in San Francisco at Sanofi’s request. During the meeting, Mr. Spencer and Sanofi’s Chief Executive Officer discussed the strategic rationale for a potential transaction and Sanofi’s Chief Executive Officer indicated that Sanofi remained interested in Dynavax but did not commit to any specific timetable for making an acquisition proposal.

Also on May 16, 2025, in connection with Dynavax’s search for a partner for Dynavax’s shingles program, a representative of Sanofi held a call with Andrew Davis, Dynavax’s Chief Business Officer, to indicate interest in a potential partnership involving Dynavax’s shingles program if a whole-company acquisition did not occur. From this time through October 29, 2025, Mr. Davis and this representative of Sanofi had a number of discussions regarding a potential partnership involving Dynavax’s shingles program.

On June 5, 2025, Mr. Spencer emailed the Chief Executive Officer of Party A to determine whether Party A was interested in connecting their respective financial advisors to further discuss a potential business combination.

On June 6, 2025, Mr. Spencer and the Chief Executive Officer of Party A held a call during which Party A indicated they were pursuing other priorities and that any acquisition of Party A by Dynavax would need to be at a significant premium, but expressed openness to continuing discussions with Dynavax and connecting the parties’ respective financial advisors.

On June 17, 2025, representatives of Goldman Sachs and representatives of Party A’s financial advisor held a call during which representatives of Party A’s financial advisor indicated that Party A continued to believe in the strategic logic of a potential business combination and intended to provide Dynavax with an update on its intentions within two to three weeks. No indication of interest or proposal was submitted until late December.

On July 24, 2025, representatives of Goldman Sachs and representatives of Party A’s financial advisor held a call during which representatives of Party A’s financial advisor indicated that Party A continued to evaluate its strategic options. Dynavax had no further contact with Party A or its representatives until late September.

In late August 2025, following Dynavax’s release of top-line data for its shingles product candidate, Dynavax resumed its partnering process for its shingles product candidate. During the partnering process, Dynavax contacted approximately ten potential strategic parties, including Sanofi, of which five (including Sanofi) entered into confidentiality agreements with Dynavax and were afforded access to a limited data room containing non-public due diligence information relating to the shingles program. None of the parties contacted during this process, other than Sanofi, indicated an interest in pursuing an acquisition of Dynavax or any other transaction with Dynavax beyond the potential shingles partnership, and none of the confidentiality agreements (other than the Confidentiality Agreement with Sanofi) contained a standstill restriction.

On September 9, 2025, Mr. Spencer and Sanofi’s EVP, Vaccines had a call at Sanofi’s request during which Sanofi’s EVP, Vaccines congratulated Mr. Spencer on the recent shingles data and stated that Sanofi remained interested in pursuing an acquisition of Dynavax, reviewed the key outstanding internal governance processes that remained to be completed by Sanofi before it would be prepared to make a proposal and indicated that the earliest an acquisition proposal would be made was the 4th quarter of 2025. Mr. Spencer reiterated that Dynavax was executing on its standalone strategy and that Sanofi was included, among other parties, in a potential partnership process relating to the ex-U.S. rights to Dynavax’s shingles program.

On September 19, 2025, members of Dynavax management held a call with representatives of Sanofi to review Dynavax’s recently released data from its shingles program.

On October 10, 2025, a representative of Party A contacted Mr. Spencer to indicate that Party A might be interested in pursuing a business combination transaction with Dynavax, but Party A would like to share previously provided confidential information to a potential equity financing source (Party B). Accordingly, Party A requested an amendment to the existing confidentiality agreement to add Party B as Party A’s representative for purposes of the agreement.

On October 10, 2025, Dynavax and Party A executed such amendment to the confidentiality agreement. Dynavax had no further contact with Party A or its representatives until December.

On November 19, 2025, Mr. Davis contacted the Chief Financial Officer of a publicly traded pharmaceutical company (“Party C”) to discuss a potential proposal of a strategic combination of Dynavax and Party C’s vaccine business. Party C’s Chief Financial Officer and Mr. Davis agreed to connect via video conference on December 4, 2025.

On December 2, 2025, Mr. Spencer and Sanofi’s EVP, Vaccines had a call at Sanofi’s request during which Sanofi’s EVP, Vaccines reviewed the terms of a non-binding proposal to acquire Dynavax that would be forthcoming that day. Sanofi’s EVP, Vaccines noted that speed was an important factor and that Sanofi would like to sign and announce the acquisition in the shortest time possible.

Shortly following the call, Sanofi’s Global Head of M&A sent Mr. Spencer and Scott Myers, Chairman of the Board, a non-binding written proposal to acquire 100% of the outstanding shares of Dynavax for $14.40 per share in cash, subject to confirmatory due diligence, internal approvals and negotiation and execution of definitive agreements. The proposal indicated that Sanofi recognized the expertise and dedication of Dynavax employees and would seek to retain key talent to support continued development and success of Dynavax but did not name any key talent or condition execution of a definitive agreement or closing on retention of employees.

On December 3, 2025, the Board held a meeting, which was attended by members of Dynavax senior management and representatives of each of Centerview and Goldman Sachs (collectively, “Dynavax’s financial advisors”) and Cooley LLP (“Cooley”), Dynavax’s legal advisor. Representatives of Cooley reviewed the directors’ fiduciary duties in the context of an unsolicited acquisition proposal and process considerations. Representatives of Dynavax’s financial advisors reviewed with the Board the terms of the proposal, perspectives on Sanofi and Sanofi’s approach to M&A in prior transactions and potential additional strategic parties to contact in the event the Board determined to conduct a market check, including previous interactions with the potential strategic parties, none of which had indicated an interest in acquiring Dynavax (other than Party A, which had never indicated an interest in pursuing an all cash-acquisition and had not submitted any acquisition proposals to date). The Board, its advisors and senior management discussed potential strategies to elicit a higher proposal from Sanofi, the discussions with other parties to date and the other alternatives available to Dynavax. Following discussion, the Board unanimously determined that Sanofi’s proposal undervalued Dynavax and authorized Mr. Spencer to reject the December 2nd proposal and deliver feedback to Sanofi.

On December 4, 2025, Mr. Spencer and Sanofi’s Global Head of M&A held a call at Mr. Spencer’s request during which Mr. Spencer rejected the December 2nd proposal and delivered the feedback authorized by the Board, to the effect that (1) the proposal fundamentally undervalued Dynavax and its standalone prospects, (2) Dynavax would be willing to provide a confidential business update to Sanofi in order to assist Sanofi in improving its proposal, subject to execution of an amendment to the existing Confidentiality Agreement to extend the standstill restriction and employee non-solicitation provisions (which were to expire in January 2026), and (3) Dynavax understood Sanofi’s desire to move quickly and would be willing and able to move quickly to execute a transaction if Sanofi met the Board’s value expectations. Sanofi’s Global Head of M&A expressed interest in the management presentation and stated his expectation that Sanofi would be prepared to submit a revised proposal on December 9th assuming the management presentation was held on December 8th, and reiterated Sanofi’s strong desire to sign by December 22nd.

Later that day, representatives of Sanofi sent Dynavax a list of high priority diligence topics to be covered in the management presentation.

Later that day, Mr. Davis had a video call with Party C’s Chief Financial Officer during which Party C indicated that it was not interested in pursuing a combination with, or acquisition of, Dynavax.

On December 5, 2025, the parties to the Confidentiality Agreement executed an amendment to the Confidentiality Agreement extending the standstill and non-solicitation restrictions until December 5, 2026.

On December 8, 2025, members of Dynavax senior management gave a management presentation to representatives of Sanofi.

On December 9, 2025, Sanofi’s Global Head of M&A sent Mr. Spencer a revised non-binding written proposal to acquire 100% of the outstanding shares of Dynavax for $15.00 per share in cash. The revised proposal otherwise reiterated the other terms set forth in the December 2nd proposal, and Sanofi’s Global Head of M&A indicated Sanofi’s desire to move rapidly to an announcement and that if an agreement with Dynavax could not be reached, Sanofi would look to move on to other external opportunities it was evaluating.

Later on December 9, 2025, the Board held a meeting, which was attended by members of Dynavax senior management and representatives of each of Dynavax’s financial advisors and Cooley. Representatives of Cooley reviewed the directors’ fiduciary duties in this context. Representatives of Dynavax’s financial advisors reviewed with the Board the terms of the revised proposal, Sanofi’s bidding history in other transactions and potential additional counterparties to contact in the event the Board determined to conduct a market check. Kelly MacDonald, Dynavax’s Chief Financial Officer, reviewed the preliminary management long range plan that Dynavax management prepares in the ordinary course of business updated to reflect recent developments and the key assumptions underlying the plan. After discussion, the Board approved the management long range plan (referred to in this Schedule 14D-9 as the Projections) for use by Dynavax’s financial advisors in connection with their respective financial analyses with respect to the Board’s evaluation of a potential transaction and preparing any opinions as requested by the Board as further described under the section titled “Item 4. The Solicitation or Recommendation— Certain Company Financial Projections.” At the direction of management, representatives of each of Dynavax’s financial advisors reviewed with the Board their respective preliminary financial analyses of Dynavax and the December 9th proposal. The Board discussed with management and representatives of each of Centerview, Goldman Sachs and Cooley (1) the value of the proposal, (2) Dynavax’s standalone prospects and other available alternatives, taking into account the potential of Dynavax’s pipeline and potential risks and uncertainties associated with executing on Dynavax’s standalone strategy, (3) potential strategies to elicit a higher proposal from Sanofi, including potentially offering exclusivity and a path to signing prior to December 25th or proposing a contingent value right structure to provide additional value for Dynavax’s pipeline and (4) the likelihood that Sanofi would withdraw from discussions if Dynavax failed to provide specific price guidance that would enable quickly advancing towards signing a potential transaction on Sanofi’s stated timeline or if Dynavax provided price guidance that was too far in excess of $15.00 per share. The Board also discussed the potential merits and risks of contacting other potential counterparties, including the Board’s assessment that it was unlikely that any of the potential strategic parties would be interested in pursuing an acquisition of Dynavax at this time and the Board’s belief that Sanofi would withdraw its proposal if Dynavax delayed signing of a potential definitive agreement in order to conduct a market check and enable potentially interested parties to conduct due diligence. Following discussion, the Board unanimously (i) determined that the December 9th proposal undervalued Dynavax and that the best method to elicit a higher proposal from Sanofi was to provide specific price guidance without introducing contingent consideration, and (ii) authorized management and representatives of Dynavax’s financial advisors to reject the December 9th proposal and, on behalf of Dynavax, make a counterproposal to Sanofi at $16.00 per Share in cash, with an agreement to engage in exclusive negotiations with Sanofi through December 25th (with a goal of signing on or prior to December 22nd) if Sanofi agreed to this counterproposal.

Later on December 9, 2025, representatives of Dynavax’s financial advisors held a call with Sanofi’s Global Head of M&A, during which they made the counterproposal of $16.00 per Share in cash authorized by the Board, and indicated that if Sanofi accepted this price, Dynavax would agree to enter into exclusive negotiations with Sanofi through December 25th, with a goal of announcing a transaction on December 22nd.

On December 10, 2025, Sanofi’s Global Head of M&A sent Mr. Spencer a revised non-binding written proposal, which Sanofi characterized as its final proposal, to acquire 100% of the outstanding shares of Dynavax for $15.50 per share in cash. The proposal otherwise reiterated the other terms set forth in the December 2nd proposal.

Later on December 10, 2025, the Board held a meeting, which was attended by members of Dynavax senior management and representatives of Dynavax’s financial advisors and Cooley. Representatives of Dynavax’s financial advisors reviewed with the Board the terms of the December 10th proposal and their respective preliminary financial analyses of Dynavax and the December 10th proposal. The Board discussed with management and representatives of Dynavax’s financial advisors and Cooley the fact that the proposal was characterized as Sanofi’s final proposal and the likelihood that Sanofi would withdraw from discussions if Dynavax made a further counterproposal. The Board again considered whether to conduct a market check and ultimately determined not to contact additional potential strategic parties given its view, after discussions with the advisors and taking into account Dynavax’s extensive engagement with participants in the vaccine industry over time, that it was unlikely that any strategic party would pursue an acquisition at this time or submit a proposal that would meet or exceed the value offered by Sanofi and the risk that Sanofi would withdraw from discussions if such outreach would delay signing a definitive agreement or otherwise jeopardize a potential transaction, including due to a potential media leak. After discussion, the Board authorized management to proceed. After excusing the representatives of Dynavax’s financial advisors from the meeting, representatives of management and Cooley reviewed the terms of the engagement letters that Dynavax had negotiated with each of Dynavax’s financial advisors and the related relationship disclosure letters provided by each of Dynavax’s financial advisors. The Board discussed the disclosures included in the relationship disclosure letters and agreed that none of the relationships noted therein was material to the ability of Centerview or Goldman Sachs to serve as Dynavax’s financial advisor, following which the Board approved the engagement of each of Dynavax’s financial advisors on the terms presented. Representatives of Cooley reviewed the high level terms of the draft merger agreement that Cooley had prepared with input of management, including the customary provisions that would allow the Board to consider an unsolicited acquisition proposal from a third party and to terminate the merger agreement to accept a superior proposal, subject to the match right and other procedures set forth in the merger agreement and payment of a termination fee and the Board expressed support for sending the draft to Sanofi as soon as possible.

Later on December 10, 2025, Mr. Spencer confirmed to Sanofi’s Global Head of M&A via email that the Board had agreed to proceed with the transaction on the terms proposed in the December 10th proposal and indicated that Dynavax would provide a draft merger agreement to Sanofi by end of day on December 11th.

Later on December 10, 2025, representatives of Sanofi sent a draft exclusivity agreement to Dynavax. From that time through its execution on December 11, 2025, representatives of Dynavax, Cooley, Sanofi and Weil, Gotshal & Manges LLP (“Weil”), legal advisor to Sanofi, negotiated the terms of the exclusivity agreement.

On December 11, 2025, a representative of Party B emailed a representative of Goldman Sachs on an unsolicited basis asking for an introduction to the Chief Executive Officer or Chairman of Dynavax for an introductory meeting, potentially at the 2026 J.P. Morgan Healthcare Conference in January 2026.

Later on December 11, 2025, the representative of Goldman Sachs connected Mr. Spencer with the representative of Party B via email, and Mr. Spencer agreed to try to find a time to meet at the 2026 J.P. Morgan Healthcare Conference.

Later on December 11, 2025, during a regularly scheduled Board meeting, the Board approved the entry into exclusivity with Sanofi through the end of December 25th. Prior to authorizing exclusivity, Mr. Spencer briefed the Board on the inquiry from Party B and the Board agreed it was not a basis on which to delay entering into exclusivity with Sanofi.

Also on December 11, 2025, Sanofi was given access to a virtual data room.

Later on December 11, 2025, representatives of Cooley sent representatives of Weil a draft merger agreement, and Dynavax and Sanofi executed the exclusivity agreement providing for an exclusivity period through 11:59 p.m., New York time, on December 25, 2025, subject to early termination in certain specified circumstances.

From this time through the execution of the Merger Agreement, Sanofi and its representatives engaged in confirmatory due diligence with respect to Dynavax, including through reviewing a virtual data room maintained by Dynavax and Dynavax’s financial advisors, on behalf of Dynavax, participating in a number of calls with subject matter expert representatives of Dynavax management and for the intellectual property call, Dynavax’s outside patent counsel, submitting questions and data requests through a due diligence tracker and engaging in a site visit to Dynavax’s manufacturing facility in Germany.

On December 15, 2025, Mr. Spencer received an unsolicited email from the Chief Executive Officer of Party A asking for a call in the coming week. Later that day, Mr. Spencer responded to the email noting that Dynavax was unable to engage at this time due to contractual restrictions.

Later on December 15, 2025, representatives of Weil sent representatives of Cooley a revised draft merger agreement, which among other matters increased the termination fee payable by Dynavax in certain circumstances from 2% of transaction equity value to 4% and reduced the reverse termination fee payable by Sanofi in certain circumstances from 7% to 5%. From that time through the execution of the Merger Agreement, the parties negotiated the terms of the merger agreement, exchanged a number of drafts thereof and held a number of related discussions.

On December 17, 2025, Mr. Spencer and Sanofi’s Global Head of M&A had a call at Mr. Spencer’s request to discuss transaction status and timing. During the call, the parties agreed to continue seeking to sign and announce a transaction by December 24th and discussed open items in due diligence and in the merger agreement.

Also on December 17, 2025, representatives of Cooley sent a draft of the Dynavax disclosure letter to representatives of Weil. From that time through the execution of the Merger Agreement, the parties negotiated the terms of the Dynavax disclosure letter and exchanged a number of drafts thereof.

On December 18, 2025, the Compensation Committee of the Board (the “Compensation Committee”) held a meeting which was attended by members of Dynavax senior management and representatives of Cooley. During the meeting, members of management and Cooley reviewed the key open employee compensation and benefits related matters in the draft transaction documents, including potential steps that could be taken to reduce the federal excise taxes that would be imposed on members of Dynavax’s senior management in connection with the transaction (which are referred to as the 280G mitigation strategies) being contemplated, and the Compensation Committee expressed support for the strategies recommended by management.

Later on December 18, 2025, the Board held a meeting, which was attended by members of Dynavax senior management and representatives of each of Dynavax’s financial advisors and Cooley. Mr. Spencer and Mr. Davis updated the Board on the status of Sanofi’s due diligence efforts, and discussion ensued. Mr. Spencer also notified the Board regarding the receipt of the email from Party A and the inability to engage given the terms of the exclusivity agreement. Representatives of Cooley reviewed the key open points in the merger agreement and the Board provided input regarding a range of potentially acceptable resolutions for such open points. Mr. Spencer also reviewed the anticipated transaction timeline, including that Sanofi continued to target an announcement on or prior to December 24, 2025.

On December 19, 2025, Mr. Spencer, Mr. Davis and Sanofi’s Global Head of M&A had a call to discuss open items in due diligence and the transaction documents and the potential timeline for announcement.

On December 21, 2025, Mr. Spencer received an unsolicited email from the Chief Executive Officer of Party A stating that Party A was working on an all-cash offer at a competitive premium for Dynavax, but that Party A would likely need a little more time to submit a formal offer. Mr. Spencer did not respond to the email or otherwise discuss the matter with Party A’s Chief Executive Officer.

Later that day, following Mr. Spencer’s consultation with Mr. Myers, Mr. Spencer and Sanofi’s Global Head of M&A had a call during which Mr. Spencer informed Sanofi’s Global Head of M&A of the substance of the email from Party A without disclosing the identity of Party A.

Later on December 21, 2025, during a previously scheduled meeting of the Compensation Committee, the Compensation Committee expressed support for the final employee compensation and benefits related provisions of the draft transaction documents, the determination of corporate and individual performance levels under the 2025 annual cash bonus plan, the determination of PSU payouts for PSUs awarded in 2023 and the 280G mitigation strategies recommended by management following discussions with Sanofi. Following discussion, the Compensation Committee approved their recommendation to the Board to support such 280G mitigation strategies and continued progress towards a strategic transaction with Sanofi.

On December 22, 2025, the Board held a meeting, which was attended by members of Dynavax senior management and representatives of each of Dynavax’s financial advisors and Cooley. Mr. Spencer updated the Board on the email received from Party A the prior day, and discussion ensued regarding the likelihood that Party A would make an acquisition proposal that exceeded the current Sanofi proposal in both deal value and deal certainty, the restrictions imposed on Dynavax’s direct or indirect engagement with Party A under the exclusivity agreement with Sanofi and the risks associated with seeking to delay the announcement of a transaction with Sanofi beyond the expiration of the current exclusivity period in order to facilitate engagement with Party A, including the risk that Sanofi would terminate discussions. During this discussion, representatives of Dynavax’s financial advisors reviewed their respective preliminary financial analyses and perspectives regarding Party A’s ability and willingness to make a superior cash proposal, including financing requirements and the history of past discussions with Party A. Representatives of Cooley reviewed the fiduciary duties of the Board in this context and reviewed the terms of the draft Sanofi merger agreement that would be applicable in the event that Party A submitted a competing proposal after execution of the merger agreement. Representatives of Cooley also noted that Sanofi was currently requesting a Company termination fee of 3.75% of transaction equity value, while Dynavax had most recently proposed 3.25%, and that representatives of Cooley would continue negotiating with Sanofi for a Company termination fee lower than 3.75%. Following discussion, the Board directed management and the advisors to continue working towards executing the transaction with Sanofi given the Board’s assessment of the low likelihood of Party A delivering a superior proposal and the risk of losing Sanofi if the transaction were not announced in line with the existing timetable. The Board also considered the 280G mitigation strategies recommended by the Compensation Committee. Representatives of Cooley reviewed the other key open points in the merger agreement and the Board provided input regarding a range of potential acceptable resolutions for such open points.

Later on December 22, 2025, Dynavax executed engagement letters with each of Centerview and Goldman Sachs.

On December 23, 2025, the Chief Executive Officer of Party A sent Mr. Spencer and Mr. Myers an unsolicited, non-binding written proposal to acquire 100% of the outstanding shares of Dynavax for $15.00 per Share in cash. The proposal indicated that (1) the proposal was subject to completion of Party A’s confirmatory due diligence, negotiation of definitive agreements and final board approvals, (2) Party A intended to look for further value upside in its confirmatory due diligence, (3) Party A was prepared to announce a transaction within 10 days of being granted full access to Dynavax management and diligence and (4) Party A intended to fund the transaction with debt financing and had a well-advanced acquisition debt financing structure. The proposal did not include further detail regarding the source or quantum of required debt financing, nor did it include financing commitment letters, Party A’s due diligence request list or a draft merger agreement. In accordance with the exclusivity agreement, Mr. Spencer did not respond to or otherwise discuss the offer with Party A’s Chief Executive Officer.

Later on December 23, 2025, following Mr. Spencer’s consultation with Mr. Myers, Mr. Spencer and Sanofi’s Global Head of M&A had a call during which Mr. Spencer notified Sanofi’s Global Head of M&A of the receipt of Party A’s proposal and the terms thereof (without disclosing the identity of Party A). Mr. Spencer indicated that based on the feedback of a subset of the Board, Dynavax was prepared to proceed to signing later that day, although he would need to discuss with the full Board to be sure they remained supportive in light of Party A’s proposal. On the call, Sanofi’s Global Head of M&A indicated that Sanofi did not intend to increase its proposal in response to Party A’s proposal, but that Sanofi was committed to progressing to a signing later that day.

Later on December 23, 2025, the Board held a meeting, which was attended by members of Dynavax senior management and representatives of each of Dynavax’s financial advisors and Cooley. Mr. Spencer reviewed Party A’s proposal. Representatives of Cooley reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the possible transaction. Following discussion, the Board determined that proceeding to execution of the Merger Agreement with Sanofi that day was in the best interests of Dynavax and its stockholders, including because, among other factors, (1) Party A’s proposal was at a lower value than Sanofi’s proposal despite Party A likely being aware that Dynavax was in acquisition discussions with another party, (2) Dynavax’s exclusivity obligations to Sanofi did not expire until 11:59 p.m. New York City time on December 25, 2025, which precluded Dynavax from engaging with Party A until after that time, (3) the Board’s belief that Sanofi would terminate discussions with Dynavax if Dynavax attempted to delay execution of the Merger Agreement in order to facilitate negotiations with Party A, (4) the risks and uncertainties associated with Party A’s proposal, including that it was contingent upon completion of due diligence and negotiation of definitive agreements and required Party A to obtain debt financing which was not yet secured, and (5) the value of the relative certainty in finalizing a deal with Sanofi.

Representatives of Cooley reviewed the terms of the proposed transaction with Sanofi, including a summary of the terms of the Merger Agreement in final form, which was circulated in advance of the meeting. At the direction of the Board, representatives of Goldman Sachs reviewed with the Board Goldman Sachs’s financial analysis of Dynavax and the proposed transaction. Goldman Sachs then rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated December 23, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Goldman Sachs, the $15.50 in cash per Share to be paid to the holders (other than Sanofi and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sach’s opinion, please see below under the section titled “Opinion of Goldman Sachs & Co. LLC”. At the direction of the Board, representatives of Centerview reviewed with the Board Centerview’s financial analysis of Dynavax and the proposed transaction. Centerview then rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than (i) any Shares then held by Dynavax or held in Dynavax’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (ii) any Shares then held by Sanofi, Purchaser or any other direct or indirect wholly owned subsidiary of Sanofi, (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Dynavax or Sanofi, “Excluded Shares”)), pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the section titled “Opinion of Centerview Partners LLC”. Representatives of Cooley reviewed the proposed resolutions regarding the Transactions previously circulated to the Board.

Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously determined the Merger Agreement and the consummation of the transactions contemplated thereby were advisable to, and in the best interest of, Dynavax and its stockholders, approved the execution, delivery and performance by Dynavax of the Merger Agreement and the consummation of the transactions contemplated thereby and resolved to recommend to the Dynavax stockholders that they tender their Shares in the Offer. See the section titled “Item 4. The Solicitation or Recommendation — Recommendation of the Board; Background and Reasons for the Recommendation” for further information on the Board’s recommendation and reasons for the recommendation. During the meeting, acting upon the unanimous recommendation of the Compensation Committee, the Board also approved the determination of corporate and individual performance levels under the 2025 annual cash bonus plan recommended by the Compensation Committee and the determination of PSU payouts for PSUs awarded in 2023 recommended by the Compensation Committee, including for the Chief Executive Officer and authorized

Dynavax to undertake certain mitigating measures to address the impact of Section 280G of the Internal Revenue Code, as further described under the section titled “Item 8. Additional Information.”

Later on December 23, 2025, representatives of the parties executed the Merger Agreement.

On December 24, 2025, and before the opening of trading on Nasdaq, Sanofi and Dynavax each issued press releases announcing the execution of the Merger Agreement.

On December 28, 2025, the Chief Executive Officer of Party A sent an unsolicited email to Mr. Spencer asking Mr. Spencer to speak before Party A determined how to proceed. In accordance with the Merger Agreement, Mr. Spencer did not respond to the email. Mr. Spencer informed the Board of the receipt of the email.

On January 12, 2026, Parent commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and outside financial and legal advisors, and considered and analyzed a number of factors the Board viewed as supportive of their determinations and recommendations, including the following non-exhaustive list of material reasons (which are not presented in order of relative importance):

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by Dynavax’s stockholders, and considered:

•

the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the cash Offer Price of $15.50 per Share represents a premium of: (i) approximately 39% to the closing price of common stock of $11.13 per share on December 23, 2025, the last full trading day prior to the announcement of the Offer and the Merger; and (ii) approximately 46% to the 90 day trading period volume weighted average price (“VWAP”) of common stock;

•

the fact that, during the course of negotiations with Sanofi (as more fully described in the section above titled “—Background of the Offer and the Merger”), Sanofi increased its offer from $14.40 per share on December 2, 2025, to $15.00 per share on December 9, 2025, and then ultimately to a best and final offer of $15.50 per share on December 10, 2025;

•	Available Alternatives; Best Alternative for Maximizing Stockholder Value. The Board’s belief, after discussions with Dynavax’s management and advisors, that:

•	based on Sanofi’s statements made during negotiations, Dynavax had obtained Sanofi’s best and final offer;

•	Sanofi’s final offer of $15.50 per Share represented the best price reasonably available under the circumstances;

•

there was substantial risk of Sanofi withdrawing from discussions and Dynavax therefore losing Sanofi’s final offer of $15.50 per Share if Dynavax continued to pursue a higher price or sought to delay the execution of the Merger Agreement beyond the expiration of the exclusivity period with Sanofi in order to facilitate discussions with Party A or other strategic parties;

•	the $15.00 per Share in cash offered by Party A on December 23, 2025 was unlikely to lead to a superior proposal to the Sanofi offer given the risks associated with Sanofi described above as well as the history of Dynavax’s business development discussions with Party A, Party A’s need to finance the acquisition with external debt financing (which was not secured at the time of the offer) and for time to complete due diligence and obtain committed debt financing;

•

new outreach to additional strategic parties would not have resulted in a higher price given that, among other factors (i) Dynavax did not receive any inbound offers other than the Sanofi offer and the offer from Party A despite being the subject of public activism and a proxy contest in the first half of 2025, (ii) Dynavax held business development meetings with potential strategic parties in January 2025 after Sanofi had indicated an interest in pursuing a potential strategic transaction and determined that none of other potential parties were interested in pursuing potential strategic transactions at that time and based on their feedback and strategic objectives were not viewed as likely to be interested in December 2025, (iii) Dynavax announced favorable results from its Phase 1/2 trial for its shingles vaccine in August 2025, and contacted strategic parties with potential interest in a shingles partnership for territories outside of the United States (many of which Dynavax contacted or met in January 2025) and engaged in partnering discussions without receiving any acquisition proposals other than the proposal from Sanofi, (iv) certain vaccine manufacturers with competitive hepatitis B and/or shingles vaccines could have faced significant regulatory hurdles to acquire Dynavax and therefore, were unlikely buyers and (v) during the past two years, Dynavax had regularly explored business combinations and other business development alternatives;

•

Certainty of Value with Cash Consideration. The fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which allows Dynavax’s stockholders to realize immediate and certain value in respect of their Shares upon the closing of the transaction, when viewed against the internal and external risks and uncertainties associated with continuing to operate as a standalone company that could adversely affect Dynavax’s ability to achieve Dynavax senior management’s projections or sustain or increase the trading price of the Shares at either the level of the Offer Price or their current levels. The Board considered the risks and uncertainties of the standalone strategy, including commercial execution risks to achieve the projected increased market share and revenue for HEPLISAV-B in the United States, risks relating to achieving its revenue diversification objectives through its pipeline vaccine programs and business development efforts, including development risks, the need for partnering or additional dilutive financing to develop the shingles programs and the difficulty of identifying and executing on business development opportunities that are consistent with its standalone strategy, the fact that even if successful, the existing pipeline programs would not generate revenue for a significant number of years (with the shingles program not projected to generate revenue until 2033) and other risks impacting the ability to meet Dynavax senior management’s projections (as more fully described in the section below titled “—Certain Company Financial Projections”), including macroeconomic conditions (as more fully described below) and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares;

•

the current state of the U.S. and global economies, including increased volatility resulting from United States vaccine policies, escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required for Dynavax’s current products and pipeline products, if approved for sale;

•

Opinion of Centerview. The oral opinion of Centerview rendered to the Board on December 23, 2025, which was subsequently confirmed by delivery of a written opinion to the Board dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC;”

•

Opinion of Goldman Sachs. The oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion to the Board dated December 23, 2025, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Goldman Sachs, the $15.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sach’s opinion, please see below in “—Opinion of Goldman Sachs & Co. LLC” beginning on page 43 and Annex A-2 of this Schedule 14D-9.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Sanofi and its ability to fund the Offer Price and Merger Consideration with cash and committed facilities on hand;

•	the absence of any financing condition in the Merger Agreement;

•	the business reputation and capabilities of Sanofi, including Sanofi’s track record of successfully completing merger and acquisition transactions;

•	the likelihood of obtaining required regulatory approvals;

•

the limited nature of the conditions to Sanofi’s obligations to consummate the Offer and the Merger, including that the definition of “Material Adverse Effect” in the Merger Agreement excludes certain regulatory, manufacturing, clinical and related matters relating to the products or pipeline products of Dynavax or its competitors, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail under the section titled “The Merger Agreement; Other Agreements” of the Offer to Purchase;

•

the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined in the section below titled “Item 8. Additional Information—Merger Without a Vote”), which condition cannot be changed or waived without the prior written consent of Dynavax; and

•

the transaction is structured as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Dynavax’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•

Opportunity to Receive Unsolicited Alternative Proposals, Terminate the Merger Agreement in Order to Accept a Superior Proposal, and Receive a Reverse Termination Fee in the Event the Merger Agreement Is Terminated Under Certain Circumstances, Among Other Factors. The Board considered the following:

•	Dynavax’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after December 23, 2025, and prior to the acceptance of Offer;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $77,849,503, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Dynavax’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior offer or development constituting a change in circumstances;

•

the provision in the Merger Agreement requiring Sanofi to pay Dynavax a reverse termination fee of $116,774,254 in cash in the event the Merger Agreement is terminated due to certain conditions related to antitrust or foreign direct investment laws not being satisfied;

•

the provision in the Merger Agreement requiring Sanofi to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•	the availability of statutory appraisal rights to the stockholders of Dynavax who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•

Operating Risks. The Board’s assessment of Dynavax’s prospects for increasing stockholder value as a standalone company in excess of the Offer Price on a present value basis, given the risks and uncertainties in Dynavax’s business, including:

•

the risks and challenges associated with increasing the market size for hepatitis B adult vaccines as well as Dynavax’s market share for HEPLISAV-B in the United States and increasing Dynavax revenue to achieve expected peak sales, including the risk that Dynavax revenue will not grow at the expected rate for competitive or other reasons;

•

the risks and costs of developing pipeline vaccine candidates, including the need to enter into a partnering arrangement or raise capital to fund the development of the shingles vaccine program and the risk that a partnering arrangement or financing will not be available or will not be available on favorable terms when required;

•	the reliance on third parties or partners to conduct clinical trials;

•

adverse side effects or other safety risks associated with Dynavax’s vaccine candidates or limited efficacy could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, or result in significant negative consequences following marketing approval, if any;

•

the risks inherent in obtaining and maintaining regulatory approvals from regulatory authorities, adult vaccine recommendations from regulatory authorities or medical advisory groups and adequate reimbursement from regulatory authorities and other third-party payors to be able to sell vaccines;

•	the outcome, timing and costs of seeking regulatory and marketing approvals for Dynavax’s pipeline vaccine candidates;

•	the risk in Dynavax’s ability to discover and advance the development of its other or any new pipeline vaccines and/or acquire new pipeline vaccine programs through business development; and

•

risks and potential delays relating to the manufacturing and supply of HEPLISAV-B and future product candidates for clinical trials and in preparation for commercialization, and the risk of reliance on sole source suppliers, including due to the failure to comply with manufacturing regulations.

The Board also considered certain risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following non-exhaustive list (which are not presented in order of relative importance):

•

the fact that the Offer Price, while providing relative certainty of value, would not allow Dynavax’s stockholders to participate in the possible growth and potential future earnings of Dynavax following the completion of the Transactions, which could result if Dynavax remained an independent, publicly traded company;

•	the risk that the Company’s standalone strategic plan or other available strategic alternatives could have upside that would generate value in excess of the aggregate Transaction consideration;

•

the fact that the pendency of the Merger may cause Dynavax to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Dynavax and the effect of such disruptions on Dynavax’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Dynavax’s business and towards completion of the Offer and the Merger;

•

the interests of Dynavax’s executive officers and directors and the fact that Dynavax’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Dynavax’s stockholders, generally, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company;”

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer);

•

the trading price of Dynavax’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Dynavax, (ii) the possibility that the marketplace would consider Dynavax to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	Dynavax’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger;

•	Dynavax’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict Dynavax’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Dynavax, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Dynavax will be required to pay a termination fee of $77,849,503, which could discourage certain alternative proposals for an acquisition of Dynavax within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Dynavax’s stockholders because of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of Dynavax’s business prior to the consummation of the Merger, which may delay or prevent Dynavax from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Dynavax would otherwise take with respect to the operations of Dynavax absent the pending Merger;

•

the fact that the completion of the Merger will require certain antitrust and foreign direct investment clearances and consents, which clearances and consents could subject the Merger to unforeseen delays and risks; and

•	other risks of the type and nature as further described below in the section titled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the entry into the Merger Agreement and consummation of the Transactions are advisable and fair to, and in the best interest of, Dynavax and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h), (iii) authorized and approved the execution, delivery and performance by Dynavax of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Dynavax’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Dynavax’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Dynavax’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—with Executive Officers, Directors and Affiliates of the Company.”

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Certain Company Financial Projections.

Other than full year financial guidance, the Company does not publicly disclose its long-range forecasts or internal projections as to future performance, revenue, earnings or other results of its operations given, among other reasons, the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and such projections themselves.

However, as described in “—Background of the Offer and the Merger” and further below, at the direction of the Company Board in December 2025, the Company’s management prepared unaudited financial projections of the Company’s financial performance for fiscal years 2025 through 2048 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company’s management on a risk-adjusted basis (the “Projections”) and inclusive of the management’s net operating loss forecasts (the “NOL Forecasts”). The Board approved the Projections and the NOL Forecasts as presented to the Board on December 9, 2025, and directed Centerview and Goldman Sachs to use and rely upon the Projections and the NOL Forecasts in connection with rendering of their respective fairness opinions to the Board and performing their related financial analyses.

The Projections and the NOL Forecasts reflect estimates and assumptions made by the Company’s management with respect to, among other things: the total market size; total doses; Dynavax market share; price per dose and peak sales of HEPLISAV-B and plague vaccine products (collectively, the “Commercial Products”); shingles vaccine products, Lyme disease products, and the oral COVID vaccine (assuming exercise of the licensing option) (collectively, the “Pipeline Products”); the date of first commercial sale of the Pipeline Products; the probability of success of the Pipeline Products; various cost assumptions, including costs of goods sold, research and development, operating expenses, including stock-based compensation treated as a cash expense, and royalties and milestones payable to licensors; illustrative royalties and milestones payable from potential future ex-US partnership(s) for the Company’s shingles vaccine; the impact of net operating losses; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Projections and the NOL Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections and the NOL Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on the Company’s business and its results of operations. The Projections and the NOL Forecasts were developed solely using the information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections and the NOL Forecasts not being achieved include, among others: the ability to generate increasing market share and revenue for the Commercial Products; the effectiveness of the Company’s Pipeline Products under development; the ability to obtain regulatory approval for the Company’s Pipeline Products in a timely manner or at all; the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of the Company’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the success of clinical testing and development, manufacturing and supply availability, patent life and other rights or exclusivity; the success in scaling manufacturing and reducing costs, product pricing and reimbursement; the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections and the NOL Forecasts also reflect assumptions made by the Company’s management as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry is a highly speculative endeavor.

None of the Company, Parent or any of their respective affiliates, advisors or other representatives (including Centerview and Goldman Sachs) makes any representation to any Company stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections and the NOL Forecasts or the ultimate performance of the Company relative to the Projections and the NOL Forecasts. The Projections and the NOL Forecasts were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections and the NOL Forecasts or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections and the NOL Forecasts in this Schedule 14D-9 does not constitute an admission or representation of the Company, Parent or any of their respective affiliates, advisors or other representatives (including Centerview and Goldman Sachs) that the Projections and the NOL Forecasts or the information contained therein are material. The Projections and the NOL Forecasts were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Centerview and Goldman Sachs) intend to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections and the NOL Forecasts if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections and the NOL Forecasts.

The Projections and the NOL Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections and the NOL Forecasts were developed by the Company’s management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Projections and the NOL Forecasts do not give effect to the proposed Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including, among others, any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Projections and the NOL Forecasts do not take into account the effect of any failure of the Offer or the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections and the NOL Forecasts further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections and the NOL Forecasts should not be regarded as an indication that the Company, Parent or any of their respective affiliates, advisors or other representatives (including Centerview or Goldman Sachs) or anyone who received the Projections and the NOL Forecasts then considered, or now considers, the Projections and the NOL Forecasts to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Projections and the NOL Forecasts as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections and the NOL Forecasts may differ from published analyst estimates and forecasts.

The EBIT, NOPAT and unlevered free cash flow amounts (UFCF) contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by Centerview or Goldman Sachs in connection with their respective financial analyses and the opinions that each of Centerview and Goldman Sachs respectively rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Projections and the NOL Forecasts to the relevant GAAP financial measures. The Projections and the NOL Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.

In light of the foregoing factors and uncertainties inherent in the Projections and the NOL Forecasts, the Company’s stockholders are cautioned not to place undue, if any, reliance on the summary of the Projections and the NOL Forecasts set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Projections and the NOL Forecasts that were made available to the Board, Centerview and Goldman Sachs and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender shares pursuant to the Offer or for any other purpose.

The following tables present a summary of the Projections and the NOL Forecasts for the Company prepared by the Company’s management. As part of the Projections and the NOL Forecasts, the Company’s management also assumed a benefit of $262 million in federal Net Operating Losses as of September 30, 2025, and estimated future losses.

Projections

(dollars in millions, risk-adjusted)

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total Revenue	$344	$404	$460	$498	$543	$561	$582	$588	$571	$631	$643	$$681

Gross Profit	$290	$344	$389	$425	$466	$485	$500	$503	$482	$545	$549	$$581

EBIT(1)	$1	$78	$138	$154	$212	$202	$268	$266	$272	$355	$366	$$409

NOPAT(2)	$(3)	$61	$109	$122	$168	$159	$212	$210	$215	$280	$290	$$323

UFCF(3)	$(36)	$42	$98	$117	$165	$153	$188	$178	$193	$233	$202	$$267

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Total Revenue	$691	$696	$704	$669	$649	$637	$629	$627	$626	$627	$630	$634

Gross Profit	$591	$596	$603	$576	$560	$550	$545	$543	$543	$544	$547	$551

EBIT(1)	$420	$423	$428	$403	$388	$377	$369	$365	$362	$360	$360	$360

NOPAT(2)	$332	$334	$338	$318	$306	$298	$292	$289	$286	$284	$284	$285

UFCF(3)	$317	$344	$343	$319	$306	$298	$292	$288	$286	$284	$284	$284

(1)	EBIT is earnings before interest expenses and taxes.
(2)	NOPAT is net operating profit after taxes.
(3)	Unlevered free cash flow (UFCF) is calculated as NOPAT plus (i) depreciation and amortization, (ii)less (ii) capital expenditures, and less (iii) changes in net working capital.

NOL Forecasts

The NOL Forecasts were prepared by the Company’s senior management and were made available to the Board, Centerview and Goldman Sachs. The Board approved the NOL Forecasts and directed Centerview and Goldman Sachs to use the NOL Forecasts in connection with their respective financial analyses and the opinions that each of Centerview and Goldman Sachs respectively rendered in connection with the Offer and the Merger. The following table assumes a tax rate of 21%.

(dollars in millions, risk-adjusted)

	4Q25E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Beginning Balance	$262	$278	$200	$88	$—	$—	$—	$—	$—	$—	$—	$—
NOL Tax Savings (Adjusted)	$2	$16	$24	$18	$—	$—	$—	$—	$—	$—	$—	$—

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Beginning Balance	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
NOL Tax Savings (Adjusted)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(e) Opinions of the Financial Advisors to the Company Board.

Opinion of Centerview Partners LLC

The Company retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as financial advisor to the Company Board in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transactions” throughout this section and the summary of Centerview’s opinion below under the section titled “Opinion of Centerview Partners LLC” only. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) any Shares then held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, and (iii) Dissenting Shares (as defined in the Merger Agreement)) (which Shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, which are collectively referred to as “Excluded Shares” throughout this section titled “Opinion of Centerview Partners LLC”, including the summary of Centerview’s opinion below) of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On December 23, 2025, Centerview rendered to the Company Board of the Company its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 23, 2025 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 23, 2025, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A-1 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A-1. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated December 23, 2025, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and Merger Consideration to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated December 23, 2025. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser, or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 23, 2025 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information of the Company to corresponding financial information of certain publicly traded biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to the Company (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of December 23, 2025, Centerview calculated, for each selected company, such selected company’s implied enterprise value calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2027 (“EV/2027E Revenue Multiple”).

The selected companies reviewed were as follows:

Company
Ardelyx, Inc.

Bavarian Nordic A/S

BioCryst Pharmaceuticals, Inc.

Emergent BioSolutions Inc.

Rigel Pharmaceuticals, Inc.

Supernus Pharmaceuticals, Inc.

Valneva SE

Xeris Biopharma Holdings, Inc.

Although none of the selected companies is directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

The overall low to high EV/2027E Revenue Multiples observed for the selected companies were 1.7x to 3.6x (with a median of 2.5x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of EV/2027E Revenue Multiples of 2.0x to 3.0x to apply to the Company’s estimated risk-adjusted revenue for calendar year 2027 as set forth in the Internal Data. In selecting this range of EV/2027E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2027E Revenue Multiples to the Company’s estimated risk-adjusted revenue for calendar year 2027, as set forth in the Forecasts, and adding to it the Company’s estimated net cash as of December 31, 2025, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units (including assumptions regarding the attainment of such performance stock units) and shares issuable upon the conversion of the applicable value of convertible notes, if applicable) as of December 19, 2025 resulted in an implied per share equity value range for the Shares of approximately $10.30 to $13.90, rounded to the nearest $0.05. Centerview then compared this reference range to the Offer Price and Merger Consideration of $15.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to certain transactions involving biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of the time of the public announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in such selected transaction as a multiple of such target company’s management’s risk-adjusted projected two-year forward revenue per such target company’s schedule 14D-9 or proxy (“TV/2-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror
Oct-25	Avadel Pharmaceuticals plc	Alkermes plc

May-24	Calliditas Therapeutics AB(1)	Asahi Kasei Corporation

Jan-23	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.

Aug-22	Aerie Pharmaceuticals, Inc.	Alcon Inc.

Jun-22	Radius Health, Inc.	Gurnet Point Capital / Patient Square Capital, L.P.

Oct-21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.

Dec-17	Sucampo Pharmaceuticals, Inc.	Mallinckrodt plc

(1)	Based on Wall Street research analyst consensus estimated two-year forward revenue.

Although none of the selected transactions is directly comparable to the Transactions, these transactions were selected by Centerview, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the target companies included in the selected precedent transaction analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

The overall low to high TV/2-Year Forward Revenue Multiples observed for the selected transactions were 2.9x to 5.2x (with a median of 3.1x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/2-Year Forward Revenue Multiples of 3.0x to 4.5x derived from the selected precedent transactions. Applying this reference range of TV/2-Year Forward Revenue Multiples to the Company’s estimated two-year forward risk-adjusted revenue, as set forth in the Forecasts, and adding to it the Company’s estimated net cash as of December 31, 2025, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares as of December 19, 2025 (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units (including assumptions regarding the attainment of such performance stock units) and shares issuable upon the conversion of the convertible notes, including additional shares issued as a result of the make-whole with respect to the Convertible Notes, if applicable), resulted in an implied equity value per Share of $13.80 to $18.60, rounded to the nearest $0.05. Centerview then compared this reference range to the Offer Price and Merger Consideration of $15.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (i) discounting to present value as of December 31, 2025, using discount rates ranging from 11.5% to 13.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2026 and ending on December 31, 2048, utilized by Centerview based on the Forecasts, (b) a range of implied terminal values of the Company, calculated by Centerview by assuming that the Company’s risk-adjusted, after-tax unlevered free cash flows set forth in the Forecasts would decline in perpetuity after December 31, 2048 at a range of rates of free cash flow decline of 15% to 5% year over year, as directed by management of the Company, and (c) the forecasted tax savings from usage of the Company’s federal net operating losses of $262 million as of September 30, 2025 and estimated future losses, in each case, as directed by management of the Company and as set forth in the NOL Forecasts, and (ii) adding to the foregoing results the Company’s estimated net cash as of December 31, 2025, as provided by the management of the Company.

Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units (including assumptions regarding the attainment of such performance stock units) and shares issuable upon the conversion of the convertible notes, if applicable) as of December 19, 2025, and as set forth in the Internal Data, resulting in a range of implied equity values per Share of $14.25 to $16.75, rounded to the nearest $0.05. Centerview then compared this reference range to the Offer Price and Merger Consideration of $15.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of Shares during the 52-week period ended December 23, 2025, which reflected low and high stock closing prices for the Company during such period of $9.36 to $14.40 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for Shares in publicly available Wall Street research analyst reports available as of December 23, 2025, which indicated low and high stock price targets for the Company ranging from $11.00 to $25.00 per Share.

•

Precedent Premia Paid Analysis. Centerview performed an analysis of premia paid in certain transactions involving publicly traded biopharmaceutical companies for which premium data was available and which Centerview deemed relevant in its experience and professional judgment, including certain of the selected transactions set forth above in the section titled “Selected Precedent Transactions Analysis.” The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent payments) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a premium range of 20% to 100% to the Company’s closing share price on December 23, 2025 (the last trading day before the public announcement of the Transactions) of $11.13, which resulted in an implied price range of $13.35 to $22.25 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Offer Price and Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services unrelated to the Company to a private company in which Deep Track Capital LP (“Deep Track”), which holds an approximately 13% equity interest in the Company, held a less than 15% equity interest, but did not receive any compensation in connection with such engagement, which is no longer active. In 2024, Centerview’s UK affiliate, Centerview Partners UK LLP (“Centerview UK”), was engaged to provide financial advisory services unrelated to the Company to Parent in connection with the sale of its autoimmune drug, Enjaymo, to Recordati, and Centerview UK received between $10 million and $15 million in compensation from Parent for financial advisory services that it provided in connection with the Enjaymo transaction. Centerview may provide financial advisory and other services to or with respect to the Company, Parent, Deep Track or their respective affiliates, including portfolio companies of Deep Track, in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Deep Track, or any of their respective affiliates, including portfolio companies of Deep Track, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as a financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the biopharmaceutical sector and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $30.0 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and $29.0 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Goldman Sachs & Co. LLC

Goldman Sachs rendered its opinion to the Company Board that, as of December 23, 2025 and based upon and subject to the factors and assumptions set forth therein, the $15.50 in cash per Share to be paid to the holders (other than Sanofi and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 23, 2025, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A-2. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of for the five fiscal years ended December 31, 2024;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company;

•	certain internal financial analyses and forecasts for the Company prepared by the management of the Company and approved for Goldman Sachs’ use by the Company (the “Projections”); and

•

certain internal forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits prepared by the management of the Company and approved for Goldman Sachs’ use by the Company (the “NOL Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company Board’s consent that the Projections and the NOL Forecasts have been reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $15.50 in cash per Share to be paid to the holders (other than Sanofi and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $15.50 in cash per Share to be paid to the holders (other than Sanofi and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Sanofi or the Transactions, or as to the impact of the Transactions on the solvency or viability of the Company or Sanofi or the ability of the Company or Sanofi to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analysis

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 23, 2025, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the $15.50 in cash per Share to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price per Share as of December 23, 2025 (the “Current Price”), the last trading day before the Company Board approved the Transactions, the 52-week high closing trading price per Share as of December 23, 2025 (the “52-Week High”), the VWAP of the Shares for the preceding 30-trading day (the “30-Day VWAP”), 90-trading day (the “90-Day VWAP”) and three month (the “3M VWAP”) periods ending December 23, 2025, and the median analyst price target (the “Median Analyst Price Target”).

The following table presents the results of this analysis:

Premium to:	Reference Price	Proposed Transaction Premium
Current Price	$11.13	39.3%
52-Week High	$14.40	7.6%
30-Day VWAP	$11.00	40.9%
90-Day VWAP	$10.65	45.5%
3M VWAP	$10.62	45.9%
Median Analyst Price Target	$20.50	(24.4)%

Illustrative Discounted Cash Flow Analysis. Using the Projections and NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per Share. Using the mid-year convention for discounting cash flows and discount rates ranging from 11.5% to 13.5%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2025, (i) estimates of unlevered free cash flow for the Company for the period beginning on October 1, 2025 and ending on December 31, 2025 and fiscal years 2026 through 2048 as reflected in the Projections and NOL Forecasts and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from (15)% to (5)% to a terminal year estimate of unlevered free cash flow to be generated by the Company as reflected in the Projections. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the amount of the Company’s debt and debt like items and added the amount of the Company’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the Company, as provided by and approved for Goldman Sachs’ use by the management of the Company, using the treasury stock method, to derive a range of illustrative present values per Share ranging from $13.98 to $16.47.

Premia Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for the following select transactions involving late stage or commercial public companies in the biotechnology industry as the target where the disclosed enterprise values for the transactions were between $1 billion and $5 billion since 2023. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the select transactions are companies with operations that, for the purposes of analysis, may be considered similar to the Company. For each of the select biotechnology transactions, Goldman Sachs calculated the implied acquisition premium based on the applicable target company’s last undisturbed closing price prior to announcement based on information in public filings. Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in biotechnology transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. Based on the target companies’ last undisturbed closing prices, this analysis indicated a median premium of 71%, a 25th percentile premium to undisturbed closing stock price of 27% and a 75th percentile premium to undisturbed closing stock price of 80% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premia of 27% to 80% to the closing price per Share of $11.13 as of December 23, 2025, and calculated a range of implied equity values per Share of $14.08 to $20.02.

The following table presents the results of this analysis:

Announcement Date	Selected Transactions		Premium to Undisturbed (%)
	Target	Acquiror
December 2025	Amicus Therapeutics, Inc.	BioMarin Pharmaceutical Inc.	33%
October 2025	Avadel Pharmaceuticals plc	Alkermes plc	18%
October 2025	Akero Therapeutics, Inc.	Novo Nordisk A/S	42%
September 2025	89bio, Inc.	Roche Holding Ltd	79%
April 2025	SpringWorks Therapeutics, Inc.	Merck KGaA	17%
October 2024	Longboard Pharmaceuticals, Inc.	H. Lundbeck A/S.	80%
May 2024	Calliditas Therapeutics AB	Asahi Kasei Corporation	83%
April 2024	Deciphera Pharmaceuticals, Inc.	ONO Pharmaceutical Co., Ltd.	75%
February 2024	CymaBay Therapeutics, Inc.	Gilead Sciences, Inc.	27%
February 2024	MorphoSys AG	Novartis AG	87%
December 2023	RayzeBio, Inc.	Bristol-Myers Squibb Company	104%
October 2023	Mirati Therapeutics, Inc.	Bristol-Myers Squibb Company	35%
June 2023	Chinook Therapeutics, Inc.	Novartis AG	67%
May 2023	VectivBio Holding AG	Ironwood Pharmaceuticals, Inc.	43%
May 2023	CTI BioPharma Corp.	Swedish Orphan Biovitrum AB	89%
April 2023	Bellus Health Inc.	GSK plc	103%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Sanofi or the contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $15.50 in cash per Share to be paid to the holders (other than Sanofi and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Sanofi, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between the Company and Sanofi and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A-2.

Goldman Sachs and its affiliates (collectively, “Goldman Sachs Affiliated Entities”) are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Sanofi, any of their respective affiliates and third parties (collectively, “Relevant Entities”) or any currency or commodity that may be involved in the Transactions. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to the Company in a proxy contest involving Deep Track Capital, LP from September 2024 to June 2025. During the two-year period ended December 23, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to the Company and/or its affiliates of approximately $11 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Sanofi and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to Sanofi in connection with its acquisition of Blueprint Medicines Corporation in July 2025 and its partial sale of Opella Healthcare Group SAS in April 2025, and as a global coordinator for Opella Healthcare Group SAS in connection with the repricing of two term loans in October 2025. During the two-year period ended December 23, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Sanofi and/or its affiliates of less than $35 million in the aggregate. As of December 23, 2025, Goldman Sachs Investment Banking was mandated by Sanofi and/or its Related Entities (as defined below) to provide financial advisory and/or underwriting services unrelated to the Transactions with respect to one or more matters and, if all such matters were to be consummated, Goldman Sachs Investment Banking currently expects that it would recognize compensation in an aggregate amount less than the transaction fee expected in connection with the Transaction. As of December 23, 2025, Goldman Sachs Investment Banking was not soliciting Sanofi and/or its Related Entities (as defined below) to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Sanofi and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

As of December 23, 2025, Goldman Sachs Affiliated Entities had (i) no direct GS Principal Investment (as defined below) in the Company and/or its affiliates and (ii) no direct GS Principal Investment in Sanofi and/or its Related Entities (as defined below).

In connection with the Company’s offering of the 2.50% Convertible Senior Notes due 2026 (in the aggregate principal amount of approximately $225,500,000) (the “Convertible Notes”) in May 2021, the Company entered into capped call transactions with respect to the Convertible Notes (collectively, the “Capped Call Transactions”) with Goldman Sachs and other counterparties (collectively, the “Capped Call Counterparties”), each acting as principal for its own account, consisting of the purchase by the Company of capped call options with respect to collectively approximately 21,542,871 Shares, the aggregate number of Shares underlying the Convertible Notes (with 30% purchased from Goldman Sachs). The Capped Call Transactions initially had a strike price of $10.47 per Share, which is equal to the conversion price of the Convertible Notes based on the initial conversion rate of 95.5338 Shares per $1,000 in principal amount of the Convertible Notes, subject to an initial cap price of $15.80 per Share. In connection with the March 2025 refinancing of a portion of the Convertible Notes, Capped Call Transactions in respect of 17,701,648 Shares were unwound (including the 30% purchased from Goldman Sachs). As of December 23, 2025, Capped Call Transactions with respect to 3,841,223 Shares remained outstanding.

The Capped Call Transactions were intended to offset a portion of the potential dilutive effect on holders of Shares of the conversion of the Convertible Notes and/or any potential cash payment in excess of the principal amount of the Convertible Notes that the Company may make in connection with a cash settlement of the Convertible Notes, in each case, up to the cap price. The Capped Call Transactions, upon exercise thereof, generally require the Capped Call Counterparties to deliver to the Company a number of Shares (and/or, in certain circumstances, at the Company’s election, cash) determined based on the excess, if any, of the lower of the cap price and the price per Share at that time (determined over a period specified in the Capped Call Transactions) over the strike price per Share.

The Capped Call Transactions may be adjusted, exercised, canceled and/or terminated in accordance with their terms in connection with certain events, including the announcement or consummation of the Transactions, which could result in a payment from Goldman Sachs to the Company. In particular, under the terms of the Capped Call Transactions, each Capped Call Counterparty, acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make adjustments to the terms of such Capped Call Transactions that reflect the economic effect of the announcement, consummation or abandonment of the Transactions on the embedded call options. All actions or exercises of judgment by a Capped Call Counterparty in such capacity must be performed in good faith and in a commercially reasonable manner.

As a result of the Capped Call Transactions, the Capped Call Counterparties are expected to have market exposure to the price of Shares. It is the ordinary practice of the Capped Call Counterparties to engage in hedging activities to limit their respective market exposure to the price of the stock underlying privately negotiated equity derivative transactions with issuers of such stock, such as the Capped Call Transactions.

In connection with the Capped Call Transactions to which it is a party, Goldman Sachs (and its affiliates) has engaged, and will continue to engage, in accordance with applicable law, in hedging and other market transactions (which may include the entering into or unwinding of various derivative transactions with respect to Shares) that are generally intended to substantially neutralize Goldman Sachs’ exposure as a result of the Capped Call Transactions to which it is a party to changes in the price of Shares. Such hedging activity is at Goldman

Sachs’ own risk and may result in a gain or loss, which may be greater than or less than the expected contractual benefit to Goldman Sachs under the Capped Call Transactions to which it is a party. The amount of any such gain or loss will not be known until the applicable Capped Call Transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs shall have completed all of its hedge unwind activities. To mitigate exposure from the Capped Call Transactions, as of the close of business on January 6, 2026, Goldman Sachs held a net long economic position of approximately 1,152,366 Shares and was long and short a number of various other options on Shares.

In connection with its engagement, Goldman Sachs provided to management of the Company, for the information of the Company Board, materials that summarized, based on theoretical models, the potential effects of the announcement and consummation of the Transactions on the Capped Call Transactions to which Goldman Sachs is a counterparty. The materials included preliminary illustrative analyses by Goldman Sachs’ Investment Banking Division for a range of stated assumptions regarding takeout prices for the Shares and volatilities, as well as based on other reasonable assumptions.

In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking hedging and other market transactions with respect to Goldman Sachs’ Capped Call Transactions. In connection with the preparation of presentations to senior management of the Company and the Company Board, personnel in Goldman Sachs’ Investment Banking Division, including the representatives of Goldman Sachs who have advised the Company in connection with the Transactions, from time to time, have received or may receive input from personnel in Goldman Sachs’ Securities Division into how to model, or reports of historical measures or estimates of, Goldman Sachs’ and/or Goldman Sachs’ Investment Banking Division’s profit and/or loss over certain measurement periods related to the Capped Call Transactions.

Goldman Sachs has advised the Company that as of January 6, 2026, it expected to realize a net gain of less than $1 million with respect to the Capped Call Transactions as a result of the Transactions, after giving effect to its hedging activities based on the ordinary hedging practices described above and based on a range of stated assumptions, including volatilities and other reasonable assumptions. The amount of any gain or loss to Goldman Sachs as a result of the Transactions’ impact on the Capped Call Transactions will not be known until the Capped Call Transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs and its affiliates have completed all of their unwind activities, and such amount may differ from the estimates provided above.

The indenture governing the Convertible Notes and the confirmations containing the terms of the Capped Call Transactions were included as exhibits to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2021, which contains additional disclosure regarding the Convertible Notes and a description of the Capped Call Transactions. All references in this section to share counts, conversion prices, cap prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations relating to the Capped Call Transactions.

On the public side of Goldman Sachs’ informational wall (the “Public Side”) and in the ordinary course of its various business activities, Goldman Sachs Affiliated Entities may also own equity securities in the Relevant Entities and/or their respective affiliates arising from engaging in market making, trade execution, clearing, custody, margin lending and other similar financing transactions, securities lending, and related activities (including by acting as agent for third parties executing their transactions or as principal supplying liquidity to market participants, and any related hedging, other risk management or inventory management) (collectively, “Market Making Activities”), which positions change frequently. Regulatory, informational and operational barriers separate the Public Side from Goldman Sachs Investment Banking.

For purposes of this section of this Schedule14D-9, (x) Goldman Sachs relied on its books and records to (i) unless otherwise indicated, calculate all amounts and (ii) determine whether an entity is an affiliate, portfolio company, subsidiary or majority-owned subsidiary of another entity, and (y) the following terms have the definitions set forth below:

“GS Principal Investments” (including any associated commitments) are (i) direct balance sheet investments in equity interests or equity securities held by Goldman Sachs Affiliated Entities for its own account or (ii) direct investments in equity interests held by a fund managed by a Goldman Sachs Affiliated Entity which fund is primarily for the benefit of Goldman Sachs Affiliated Entities and/or its current and former employees and not third party clients. GS Principal Investments do not include equity interests arising from Market Making Activities, equity derivatives, convertible debt instruments, or warrants or equity kickers received in connection with senior secured loans, mezzanine loans, warehouse loans, preferred equity with a fixed rate of return or other similar types of financing transactions (which may also be subject to hedging or other risk-mitigating instruments). GS Principal Investments also do not include investments by funds managed by Goldman Sachs Affiliated Entities which funds are almost entirely for the benefit of third party clients (“GS Client Funds”), which funds can co-invest alongside, and/or make investments in, the Relevant Entities or their respective Related Entities. As investment managers for GS Client Funds, Goldman Sachs Affiliated Entities are required to fulfill a fiduciary responsibility to GS Client Funds in making decisions to purchase, sell, hold or vote on, or take any other action with respect to, any financial instrument.

“Related Entities” are, as applicable, a person or entity’s subsidiaries, affiliates, portfolio companies and/or funds managed thereby.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions and because of its history of representing the Company on other engagements. Pursuant to a letter agreement dated December 22, 2025, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement of the Transactions, at approximately $30,000,000, $1,000,000 of which became payable upon the announcement of the Transactions, and the remainder of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Centerview and Goldman Sachs to act as its financial advisors in connection with the Offer and the Merger and, in connection with such engagement, Centerview and Goldman Sachs each provided an opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board,” which are attached as Annex A-1 and Annex A-2 to this Schedule 14D-9, respectively, and incorporated herein by reference. Neither Centerview nor Goldman Sachs were engaged to solicit or provide, and such opinions do not constitute, a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

Information pertaining to the engagement of each of Centerview and Goldman Sachs is included in “Item 4. The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board” and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Ryan Spencer	12/23/2025	156,250	n/a	Vesting of PSUs
Ryan Spencer	12/23/2025	100,333	n/a	Vesting of RSUs
Ryan Spencer	12/23/2025	138,168	$15.38	Non-discretionary sale to cover tax withholding obligations in connection with the vesting of RSUs and PSUs
John Slebir	12/23/2025	33,750	n/a	Vesting of PSUs
John Slebir	12/23/2025	16,667	n/a	Vesting of RSUs
John Slebir	12/23/2025	30,808	n/a	Vesting of RSUs
John Slebir	12/23/2025	32,502	$15.38	Non-discretionary sale to cover tax withholding obligations in connection with the vesting of RSUs and PSUs
David F. Novack	12/23/2025	60,625	n/a	Vesting of PSUs
David F. Novack	12/23/2025	41,408	n/a	Vesting of RSUs
David F. Novack	12/24/2025	20,000	$6.805(1)	Exercise of stock option award pursuant to Rule 10b5-1 trading plan
David F. Novack	12/24/2025	10,000	$10.47(1)	Exercise of stock option award pursuant to Rule 10b5-1 trading plan
David F. Novack	12/24/2025	30,000	$15.49(2)	Sale of Shares pursuant to Rule 10b5-1 trading plan
David F. Novack	12/24/2025	48,107	$15.38	Non-discretionary sale to cover tax withholding obligations in connection with the vesting of RSUs and PSUs
Kelly MacDonald	12/23/2025	37,500	n/a	Vesting of RSUs
Kelly MacDonald	12/23/2025	29,618	n/a	Vesting of PSUs
Kelly MacDonald	12/24/2025	36,141	$15.38	Non-discretionary sale to cover tax withholding obligations in connection with the vesting of RSUs and PSUs

(1)	The price reported represents an exercise price.
(2)	The price reported represents a weighted average price per share.

On August 15, 2025, the Company issued an aggregate of 72,422 Shares, at a price of $9.17 per Share, to Company employees pursuant to the Company ESPP (for the regular purchase period ended August 15, 2025). No executive officers or directors of the Company participated in such purchases pursuant to the Company ESPP except in accordance with pre-existing elections as described in the table above.

During the 60 days prior to the date of this Schedule 14D-9, the Company has repurchased 4,115,288 Shares at an average price per share of $11.05 through open market transactions pursuant to the Company’s Repurchase Program authorized by the Board in October 2025. These repurchases were made pursuant to a written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act, and in accordance with Rule 10b-18 under the Exchange Act.

Item 7. Purposes of the Transactions and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes, for purposes of this calculation, that (A) the Effective Time occurred on December 23, 2025, and that the aggregate consideration that would be payable for each Share pursuant to the Offer is equal to the Merger Consideration, (B) the employment of the named executive officer will be terminated on such date in a manner entitling such executive officer to receive severance payments and benefits under the terms of his or her applicable severance arrangement, (C) the named executive officer timely executes (and does not revoke) a general release of claims in favor of the Company, (D) the named executive officer’s base salary rate and target bonus remain unchanged from those in place as of December 23, 2025, (E) no named executive officer receives any additional equity grants, vests in any Company Stock Options, Company RSUs or Company PSUs, exercises any Company Stock Options, or receives any shares in settlement of Company RSUs or Company PSUs, on or prior to the Effective Time, (F) no named executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits and (G) Company PSUs will be based on achievement at 150% of target. The values in the table below do not include the value of payments or benefits that would have been earned on or prior to the Effective Time, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of the Company’s salaried employees.

Name of Person	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Ryan Spencer	3,182,073	11,782,939	58,000	5,980,667	21,003,679
Kelly MacDonald	1,259,338	3,500,574	56,000	1,960,870	6,776,782
David Novack	1,809,322	4,872,477	78,000	—	6,759,798
John L. Slebir	1,289,433	3,623,416	83,000	2,058,463	7,054,311
Robert Janssen	1,323,757	2,723,647	61,000	—	4,108,404

(1)

The amounts listed in this column represent cash severance payments that would be payable to each named executive officer under his or her existing Management Agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Change in Control Severance Agreements,” in the event the named executive officer’s employment was terminated by the Company without cause (excluding due to death or disability) or by the named executive officer for good reason as of December 23, 2025. These amounts are all “double-trigger” in nature and are paid in a lump sum, subject to the named executive officer’s execution and non-revocation of a general release of claims in favor of the Company. The table below sets forth the breakdown of these cash payments.

Name of Person	Severance Payment – Base Salary ($)	Severance Payment – Bonus ($)	Total ($)
Ryan Spencer	1,720,102	1,461,971	3,182,073
Kelly MacDonald	810,000	449,338	1,259,338
David Novack	1,069,079	740,243	1,809,322
John L. Slebir	820,838	468,595	1,289,433
Robert Janssen	839,874	483,883	1,323,757

(2)

The amounts listed in this column represent the aggregate dollar value of the unvested Company Stock Options, unvested Company RSUs and unvested Company PSUs (based on achievement at 150% of target) (which include any Converted Options, Converted RSUs, and Converted PSUs (based on achievement at 150% of target)) held by the Company’s named executive officers, as applicable, as of December 23, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Treatment of Equity Awards.” Additionally, the amounts in this column include the value of Company RSUs that were accelerated effective as of December 23, 2025, pursuant to actions approved by the Company Board to mitigate the potential impact of Sections 280G and 4999 of the Code, as described above under “Acceleration of 2025 Annual Bonuses, Company RSUs and Company PSUs” based on the Merger Consideration payable for each Share accelerated. These equity acceleration benefits for Company Stock Options, Company RSUs and Company PSUs (excluding any Converted Options, Converted RSUs and Converted PSUs) are “single trigger” benefits, paid in a lump sum, and the equity acceleration benefits for Converted Options, Converted RSUs and Converted PSUs are “double trigger” benefits, paid in a lump sum (in the case of payment triggered under a Management Agreement, subject to the named executive officer’s execution and non-revocation of a general release of claims in favor of the Company).

(3)

The amounts listed in this column represent the estimated maximum value of the payment of the COBRA premiums that would be due to each named executive officer under his or her Management Agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Change in Control Severance Agreements,” in the event the named executive officer’s employment was terminated by the Company without cause (excluding due to death or disability) or by the named executive officer for good reason as of December 23, 2025. These amounts are “double trigger” in nature and may be paid in installments or a lump sum, subject to the named executive officer’s execution and non-revocation of a general release of claims in favor of the Company.

(4)

The amounts listed in this column represent a reasonable estimate of the excise tax gross-up payment each named executive officer may receive with respect to excise taxes incurred by the named executive officer under Section 4999 of the Code, based on assumptions by the Company made as of the date hereof. These amounts do not include any potential reductions, including for reasonable compensation following the change in control, which could, for certain named executive officers, reduce the excise tax gross-up amounts to $0. Notwithstanding such amounts listed in this column, the aggregate amount of excise tax gross-up payments that may be made by the Company will be capped at $10 million, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Make Whole Payments.” The amounts listed in this column include the estimated amount of the excise tax gross-up payment that would be payable on a “double-trigger” basis upon a qualifying termination of employment in connection with the Merger (i.e., a termination of the named executive officer’s employment by the Company without cause or by the named executive officer for good reason, in either case within the period commencing 3 months prior to and ending 24 months following the Merger) and/or a “single trigger” basis upon the acceleration of vesting of

Company Stock Options, Company RSUs and Company PSUs in connection with the Transactions. The actual amount of the excise tax gross-up payment for each individual, if any, will not be determinable until after the consummation of the Merger.

(b) Appraisal Rights.

No appraisal rights are available to stockholders of Dynavax in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Dynavax who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B and incorporated herein by reference. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Dynavax will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Dynavax stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX B ATTACHED HERETO CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•	prior to the later of the consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to Dynavax Technologies Corporation at 2100 Powell Street, Suite 720, Emeryville,

California 94608, Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform Dynavax of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Dynavax Technologies Corporation at 2100 Powell Street, Suite 720, Emeryville, California 94608, Attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal in his, her or its own name, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving entity.

Filing a Petition for Appraisal

Within one hundred and twenty days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within one hundred and twenty days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of

Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given to the person within ten days after a request by such person for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within one hundred and twenty days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included hereto as Annex B to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning fifteen percent (15%) or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least eighty five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective boards of directors will grant approvals and take such reasonable actions as are necessary so that the Transactions are consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to render such takeover statute inapplicable to the Transactions. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Compliance with the HSR Act

Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration or termination of a 15-day waiting period after the date of filing by Parent of its Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC, unless Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, early termination of the waiting period is granted, or Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, 10 days after substantial compliance with such request. Parent and the Company may also mutually agree with the FTC or Antitrust Division to not consummate Parent’s purchase of Shares pursuant to the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the applicable waiting period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 12, 2026.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC, or state attorneys general could take such action under antitrust laws as deemed necessary or desirable in the public interest, including seeking to preliminarily or permanently enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by

Parent or the divestiture of assets of the Company or its subsidiaries or Parent or its subsidiaries, or requiring the Parent or the Company to hold separate assets or terminate existing relationships and contractual rights or requiring the parties to agree to other remedies. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust or foreign investment laws or result in the lessening of competition in any jurisdiction. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Other Regulatory Clearances

Parent and the Company and their respective subsidiaries conduct business in a number of countries outside of the United States. The consummation of the Offer is also conditioned upon the clearance or approval by the competition authorities in certain other jurisdictions and other relevant authorities under foreign investment laws. Competition and foreign investment authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws or foreign investment laws seeking to enjoin the purchase of Shares pursuant to the Offer, or seek the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent and its subsidiaries. There can be no assurance that Parent will obtain all required foreign antitrust or foreign investment approvals or clearances or that a challenge to the Offer by foreign competition or foreign investment authorities will not be made, or, if such a challenge is made, the result thereof.

Based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company understands that Parent believes that a mandatory antitrust merger control notification filing and a foreign investment notification should be made in Germany.

Germany

Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired, which Parent and the Company, without prejudice to Section 15 – “Conditions of the Offer” of the Schedule TO, anticipate to be by February 6, 2026 (assuming that the FCO will not open a further examination of the concentration pursuant to section 40(1) ARC). The parties submitted a notification to the FCO on January 5, 2026.

Under the German Foreign Trade and Payments Act and the Foreign Trade and Payments Ordinance (“AWV”), certain acquisitions, including the Purchaser’s acquisition of Shares pursuant to the Offer, may not be consummated until the transaction has been notified to the Federal Ministry for Economic Affairs and Energy (“BMWK”) and either (i) the BMWK has issued a certificate of non-objection (Unbedenklichkeitsbescheinigung) pursuant to Section 58AWV or (ii) issued a clearance decision or (iii) confirmed that it does not assume jurisdiction over the transaction or (iv) the applicable statutory review periods have expired without the BMWK opening an in-depth review or prohibiting the transaction. Parent and the Company, without prejudice to Section 15 – “Conditions of the Offer” of the Schedule TO, anticipate that this condition will be satisfied by early March, 2026 (assuming that the BMWK does not initiate a formal review pursuant to section 55(3) AWV). The parties submitted the foreign investment notification to the BMWK on January 5, 2026.

(e) Merger Without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2025, June 30, 2025, and September 30, 2025, each of which has been filed with the SEC.

(g) Legal Proceedings.

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

(h) Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Dynavax and any statements relating to Dynavax’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, including the time and benefits thereof, and the possibility of any termination of the Merger Agreement, other statements that are not historical facts. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results and the timing of events may differ materially from those anticipated in such forward-looking statements because of risks associated with uncertainties which include, without limitation, risks related to the timing of the tender offer and the subsequent Merger; whether sufficient stockholders of Dynavax will tender their Shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the Merger; risks associated with acquisitions, such as the risk that the effects of disruption from the transactions of Dynavax’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; as well as other risks related to Dynavax’s businesses detailed in Dynavax’s public filings with the SEC from time to time, including the most recent Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader is cautioned not to unduly rely on these forward-looking statements. Dynavax expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Dynavax Technologies and HEPLISAV-B and associated logos are registered trademarks of Dynavax Technologies Corporation.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 12, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement published in the New York Times, dated January 12, 2026 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)*	Opinion of Centerview Partners LLC, dated December 23, 2025 (attached to this Schedule 14D-9 as Annex A-1).

(a)(5)(B)*	Opinion of Goldman Sachs & Co. LLC, dated December 23, 2025 (attached to this Schedule 14D-9 as Annex A-2).

(a)(5)(C)	Press Release issued on December 23, 2025 by the Company (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on December 29, 2025 (File No. 001-34207)).

(a)(5)(D)	Email from Ryan Spencer, Chief Executive Officer of the Company, to employees on December 24, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9C filed by the Company on December 29, 2025 (File No. 005-80035)).

(a)(5)(E)	Letter to Dynavax Key Partners, first sent on December 24, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company on December 29, 2025 (File No.005-80035)).

(a)(5)(F)	Ryan Spencer Employee All Hands Meeting Remarks, first used on December 24, 2025 (incorporated by reference to Exhibit 99.3 of the Schedule 14D-9C filed by the Company on December 29, 2025 (File No. xxx-005-80035)).

(e)(1)	Agreement and Plan of Merger, dated as of December 23, 2025, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 29, 2025 (File No. 001-34207)).

(e)(2)	Confidentiality Agreement, dated as of January 24, 2025, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amendment No. 1 to Confidentiality Agreement, dated as of December 5, 2025, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated as of December 11, 2025, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on June 17, 2025 (File No. 001-34207)).

Exhibit No.	Description

(e)(6)	Amended and Restated Bylaws of the Company, as Amended (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on June 17, 2025 (File No. 001-34207)).

(e)(7)	Employment Agreement, dated July 12, 2013, by and between the Company and Robert Janssen, M.D. (incorporated by reference to Exhibit 10.85 of the Annual Report on Form 10-K filed by the Company on March 10, 2014 (File No. 001-34207)).

(e)(8)	Chief Executive Officer Letter, dated December 13, 2019, by and between the Company and Ryan Spencer (incorporated by reference to Exhibit 10.17 of the Annual Report on Form 10-K filed by the Company on March 11, 2020 (File No. 001-34207)).

(e)(9)	President and Chief Operating Officer Letter, dated December 13, 2019, by and between the Company and David Novack (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by the Company on March 11, 2020 (File No. 001-34207)).

(e)(10)	Offer Letter, dated December 14, 2020, by and between the Company and Kelly MacDonald (incorporated by reference to Exhibit 10.33 of the Annual Report on Form 10-K filed by the Company on February 25, 2021 (File No. 001-34207)).

(e)(11)	Offer Letter, dated May 16, 2021, by and between the Company and John Slebir (filed as Exhibit 10.5 of the Annual Report on Form 10-K filed by the Company on February 20, 2025 (File No. 001-34207)).

(e)(12)	Consulting Agreement, dated January 16, 2023, by and between the Company and Peter Paradiso (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on May 2, 2023 (File No. 001-34207)).

(e)(13)	Amendment No.1 to Consulting Agreement and Statement of Work No.1, dated January 16, 2023, by and between the Company and Peter Paradiso (filed as Exhibit 10.7 of the Annual Report on Form 10-K filed by the Company on February 20, 2025 (File No. 001-34207)).

(e)(14)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on November 7, 2019 (File No. 001-34207)).

(e)(15)	Form of Management Continuity and Severance Agreement between the Company and certain of its executive officers (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company on August 3, 2023 (File No. 001-34207)).

(e)(16)	Dynavax Technologies Corporation Annual Bonus Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company on August 6, 2024 (File No. 001-34207)).

(e)(17)*	Non-Employee Director Compensation Policy.

(e)(18)	Dynavax Technologies Corporation Amended and Restated 2014 Employee Stock Purchase Plan (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by the Company on April 16, 2021 (File No. 001-34207)).

(e)(19)	Dynavax Technologies Corporation 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on August 6, 2024 (File No. 001-34207)).

(e)(20)	Form of Option Grant Notice and Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on June 1, 2018 (File No. 001-34207)).

(e)(21)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on June 1, 2018 (File No. 001-34207)).

Exhibit No.	Description

(e)(22)	Restricted Stock Unit Award Agreement for Directors under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K filed by the Company on February 28, 2022 (File No. 001-34207)).

(e)(23)	Amended and Restated Dynavax Technologies Corporation 2021 Inducement Award Plan (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company on August 4, 2021 (File No. 001-34207)).

(f)	Not applicable

*	Filed herewith.

Annex A-1 – Opinion of Centerview Partners LLC; dated December 23, 2025.

Annex A-2 – Opinion of Goldman Sachs & Co. LLC; dated December 23, 2025.

Annex B – Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2026	Dynavax Technologies Corporation

	By:	/s/ Ryan Spencer
	Name:	Ryan Spencer
	Title:	Chief Executive Officer

Annex A-1

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

December 23, 2025

The Board of Directors

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, CA 94608

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Dynavax Technologies Corporation, a Delaware corporation (the “Company”), of the $15.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Sanofi S.A., a Delaware corporation (“Parent”), Samba Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Offer”) at a price of $15.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares then held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Dissenting Shares (as defined in the Agreement), and (iv) any Shares irrevocably accepted for purchase in the Offer (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $15.50 per Share in cash, without interest (the $15.50 per Share consideration to be paid in the Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651  WWW.CENTERVIEWPARTNERS.COM

NEW YORK ● LONDON ● PARIS ● SAN FRANCISCO ● MENLO PARK

Annex A-1-1

The Board of Directors

Dynavax Technologies Corporation

December 23, 2025

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services unrelated to the Company to a private company in which Deep Track Capital LP (“Deep Track”), which holds an approximately 15% equity interest in the Company, held a less than 15% equity interest, but we did not receive any compensation in connection with such engagement, which is no longer active. In 2024, our UK affiliate, Centerview Partners UK LLP (“Centerview UK”), was engaged to provide financial advisory services unrelated to the Company to Parent in connection with the sale of its autoimmune drug, Enjaymo, to Recordati, and Centerview UK received compensation from Parent for such services. We may provide financial advisory and other services to or with respect to the Company, Parent, Deep Track or their respective affiliates, including portfolio companies of Deep Track, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Deep Track, or any of their respective affiliates, including portfolio companies of Deep Track, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 23, 2025 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or

Annex A-1-2

The Board of Directors

Dynavax Technologies Corporation

December 23, 2025

appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such holder or any other person should otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Annex A-1-3

The Board of Directors

Dynavax Technologies Corporation

December 23, 2025

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex A-1-4

Annex A-2

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

December 23, 2025

Board of Directors

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, CA 94608

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Sanofi S.A. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynavax Technologies Corporation (the “Company”) of the $15.50 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 23, 2025 (the “Agreement”), by and among Parent, Samba Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Offer”) pursuant to which Purchaser will pay $15.50 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than any Shares then held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, any Shares irrevocably accepted for purchase in the Offer and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $15.50 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs & Co. LLC and/or its affiliates have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to the Company in a proxy contest involving Deep Track Capital, LP from September 2024 to June 2025. Goldman Sachs & Co. LLC and/or

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Annex A-2-1

its affiliates also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to Parent with respect to its acquisition of Blueprint Medicines Corporation in July 2025 and its partial sale of Opella Healthcare Group SAS in April 2025, and having acted as a global coordinator for Opella Healthcare Group SAS with respect to its repricing of two term loans in October 2025. Goldman Sachs & Co. LLC and/or its affiliates may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

We further note that concurrent with the issuance of the Company’s 2.50% Convertible Senior Notes due 2026 (aggregate principal amount of $225,500,000) (the “Convertible Notes”) in May 2021, the Company entered into capped call transactions with respect to the Convertible Notes (collectively, the “Capped Call Transactions”) with Goldman Sachs & Co. LLC (with respect to 30%) and other counterparties each acting as principal for its own account, consisting of the purchase by the Company of capped call options with respect to collectively approximately 21,542,871 Shares, the aggregate number of Shares underlying the Convertible Notes. The Capped Call Transactions may be adjusted, exercised, cancelled and/or terminated in accordance with their terms in connection with certain events, including the announcement or consummation of the Transaction. In particular, under the terms of the Capped Call Transactions, Goldman Sachs & Co. LLC and the other counterparties, each acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make adjustments to the terms of such Capped Call Transactions to reflect the economic effect of the announcement of the Transaction on the embedded call options. In addition, each of Goldman Sachs & Co. LLC and the other counterparties may, acting separately as the calculation agent, determining party or otherwise as principal under the Capped Call Transactions to which it is a party, determine such adjustments and/or value owed upon termination or cancellation in respect of such Capped Call Transactions in accordance with their terms and pay any amounts due to the Company under various circumstances, including on or following consummation or abandonment of the Transaction. All actions or exercises of judgment by Goldman Sachs & Co. LLC, in its capacity as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”); and certain internal forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits prepared by the management of the Company and approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In

Board of Directors

Dynavax Technologies Corporation

December 23, 2025

Annex A-2-2

that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Since July 2025, we were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $15.50 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $15.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $15.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)

Board of Directors

Dynavax Technologies Corporation

December 23, 2025

Annex A-2-3

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

Annex B-1

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity

Annex B-2

within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s

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beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and

(d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled

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to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application

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to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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